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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant's Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REVIEW REPORT

To the Shareholders and the Board of Directors of
Companhia Energética de Minas Gerais—CEMIG
 Belo Horizonte—MG

1.
We have performed a special review of the quarterly information, presented in Brazilian reais, of Companhia Energética de Minas Gerais—CEMIG and subsidiaries (Company and Consolidated) for the quarter and semester ended on June 30, 2004, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, consisting of the balance sheets, statements of operations and management's discussion and analysis.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the Company's and its subsidiaries' financial positions and results of operations.

3.
Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 above for it to be in conformity with accounting practices adopted in Brazil and accounting standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

4.
As mentioned in Notes 5, 7, 8 and 15 to the quarterly information, as of June 30, 2004, the Company and its subsidiaries have recorded assets, liabilities, revenues and expenses related to energy sales, purchases and other transactions occurred on the Wholesale Energy Market—MAE. Such amounts were recorded based on calculations prepared and information made available by MAE regarding transactions through June 30, 2004. Those amounts are subject to change, depending on the outcome of claims currently in progress in court, filed by electric energy companies, concerning the interpretation of the market rules in force at the time that those transactions occurred.

5.
The balance sheets (Company and Consolidated) as of March 31, 2004, presented for comparative purposes, were reviewed by us as set forth in our special review report dated April 30, 2004, issued without qualification and including emphasis regarding the matter discussed in paragraph 4 above. The statements of income (Company and Consolidated) for the quarter and semester ended on June 30, 2003, presented for comparative purposes, were reviewed by us as set forth in our special review report dated on July 31, 2003 without qualification and including emphasis regarding the matter discussed in paragraph 4 above.

6.
This quarterly information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, July 30, 2004

/s/ DELOITTE TOUCHE TOHMATSU	/s/ GILBERTO GRANDOLPHO
DELOITTE TOUCHE TOHMATSU	Gilberto Grandolpho
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS

JUNE 30, 2004 AND MARCH 31, 2004

ASSETS

(In thousands of Brazilian reais—R$)

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
CURRENT ASSETS:
Cash and cash equivalents	596,875	447,076	513,322	356,137
Accounts receivable	1,264,478	1,090,065	1,209,330	1,039,858
Consumers—Special rate adjustment and Parcel "A"	308,234	270,722	308,234	270,722
Concessionaires—Energy transportation	26,568	28,521	26,568	28,521
Recoverable taxes	111,538	99,241	100,985	93,408
Prepaid expenses—CVA	507,230	341,409	507,230	341,409
Distributors—MAE transactions	44,540	44,896	44,540	44,896
Tax credits	103,364	122,949	103,104	122,693
Materials and supplies	19,654	20,753	14,757	14,066
Receivables from Federal Government—Revenue losses from low-income consumers	4,970	18,560	4,970	18,560
Others	122,601	124,948	149,550	165,278

	3,110,052	2,609,140	2,982,590	2,495,548

NONCURRENT ASSETS:
Receivable from Minas Gerais State Government	1,018,848	946,177	1,018,848	946,177
Consumers—Special rate adjustment and Parcel "A"	1,196,297	1,258,671	1,196,297	1,258,671
Prepaid expenses—CVA	192,349	359,181	192,349	359,181
Tax credits	241,497	261,751	224,577	244,835
Electricity Rationing Plan—Bonus paid to consumers and adoption costs incurred	23,449	23,449	23,449	23,449
Distributors—MAE transactions	568,675	564,831	568,675	564,831
Recoverable taxes	126,742	126,522	114,711	112,957
Escrow deposits	83,635	82,746	83,533	82,644
Accounts receivable	25,610	27,406	25,610	27,406
Deferred rate adjustment	341,885	290,058	341,885	290,058
Accounts receivable from related parties	61,550	61,550	61,550	61,550
Others	55,962	53,626	55,310	53,008

	3,936,499	4,055,968	3,906,794	4,024,767

PERMANENT ASSETS:
Investments	870,194	846,854	1,495,731	1,452,598
Property, plant and equipment	7,962,580	7,974,447	7,315,760	7,329,806
Deferred charges	20,725	21,563	560	590

	8,853,499	8,842,864	8,812,051	8,782,994

Total assets	15,900,050	15,507,972	15,701,435	15,303,309

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS

JUNE 30, 2004 AND MARCH 31, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

(In thousands of Brazilian reais—R$)

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
CURRENT LIABILITIES:
Loans and financing	1,597,992	1,562,743	1,572,566	1,538,727
Debentures	77,052	45,556	77,052	45,556
Suppliers	670,859	650,721	623,491	599,591
Taxes payable	392,993	378,110	377,478	365,654
Dividends and interest on capital	484,489	302,557	483,060	301,129
Payroll and related charges	174,555	176,915	172,945	175,557
Regulatory charges	109,075	113,386	108,987	113,304
Profit sharing	22,463	56,102	22,463	56,092
Employee post-retirement benefits	192,830	188,558	192,830	188,558
Other	162,838	145,532	160,615	143,625

	3,885,146	3,620,180	3,791,487	3,527,793

LONG-TERM LIABILITIES:
Loans and financing	1,329,318	1,290,015	1,255,048	1,208,217
Debentures	974,245	937,392	974,245	937,392
Reserve for contingencies	415,431	397,968	415,431	397,968
Employee post-retirement benefits	1,434,550	1,467,023	1,434,550	1,467,023
Suppliers	279,818	290,890	279,818	290,890
Taxes payable	555,016	551,700	555,016	551,700
Other	84,148	70,616	80,458	67,334

	5,072,526	5,005,604	4,994,566	4,920,524

MINORITY INTEREST:	26,996	27,196	—	—

SHAREHOLDERS' EQUITY:
Capital	1,621,538	1,621,538	1,621,538	1,621,538
Capital reserves	4,032,222	4,032,222	4,032,222	4,032,222
Income reserves	877,686	877,686	877,686	877,686
Retained earnings	356,813	296,423	356,813	296,423
Funds for future capital increase	27,123	27,123	27,123	27,123

	6,915,382	6,854,992	6,915,382	6,854,992

Total liabilities and shareholders' equity	15,900,050	15,507,972	15,701,435	15,303,309

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF OPERATIONS

FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(In thousands of Brazilian reais—R$, except data per thousand shares)

	Consolidated		Company
	Six month periods ended June 30,		Six month periods ended June 30,
	2004	2003	2004	2003
OPERATING REVENUES:
Electricity gross sales	4,123,167	3,343,434	4,084,741	3,314,773
Deferred rate adjustment	299,782	—	299,782	—
Other operating revenues	400,941	281,452	154,202	150,259

	4,823,890	3,624,886	4,538,725	3,465,032
DEDUCTIONS FROM OPERATING REVENUES:	(1,428,218)	(1,081,371)	(1,369,081)	(1,048,245)

Net operating revenues	3,395,672	2,543,515	3,169,644	2,416,787

OPERATING EXPENSES:
Personnel	(423,134)	(316,324)	(414,292)	(309,208)
Materials	(43,233)	(41,546)	(39,051)	(40,904)
Outside services	(166,939)	(139,112)	(160,137)	(134,765)
Electricity purchased for resale	(709,076)	(680,338)	(709,012)	(680,338)
Depreciation and amortization	(289,717)	(280,999)	(266,236)	(262,256)
Charges for use of water resources	(35,118)	(26,677)	(34,296)	(26,264)
Operating provisions	(101,178)	(80,213)	(100,623)	(78,755)
Employee post-retirement benefits	(53,454)	(23,753)	(53,454)	(23,753)
Fuel consumption quota—CCC	(140,594)	(157,490)	(140,594)	(157,490)
Use of basic transmission network	(237,819)	(156,801)	(237,818)	(156,801)
Gas purchased for resale	(142,583)	(76,746)	—	—
Employee profit sharing	(21,978)	(23,166)	(21,610)	(23,150)
Energy development account	(101,384)	(37,308)	(101,384)	(37,308)
Other expenses	(78,044)	(72,949)	(66,763)	(66,131)

	(2,544,251)	(2,113,422)	(2,345,270)	(1,997,123)

Income from operations before equity in subsidiaries and financial income (expense)	851,421	430,093	824,374	419,664

EQUITY IN SUBSIDIARIES	—	—	4,931	15,892

FINANCIAL INCOME (EXPENSE):
Financial income	438,450	684,279	431,513	662,441
Financial expense	(636,023)	(253,164)	(620,951)	(244,816)

	(197,573)	431,115	(189,438)	417,625

Income from operations	653,848	861,208	639,867	853,181
NON-OPERATING EXPENSES, NET	(13,783)	(12,693)	(13,778)	(12,695)

Income before taxes on income	640,065	848,515	626,089	840,486
Income and social contribution taxes	(283,590)	(313,765)	(269,276)	(305,023)
Reversal of interest on capital	200,000	—	200,000	—
MINORITY INTEREST	338	713	—	—

NET INCOME	556,813	535,463	556,813	535,463

EARNINGS PER THOUSAND SHARES—R$			3.44	3.30

STATEMENTS OF OPERATIONS

FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except data per thousand shares)

	Consolidated		Company
	Quarter ended June 30,		Quarter ended June 30,
	2004	2003	2004	2003
OPERATING REVENUES:
Electricity gross sales	2,221,560	1,885,594	2,201,466	1,870,616
Deferred rate adjustment	32,425	—	32,425	—
Other operating revenues	239,813	155,530	74,320	77,909

	2,493,798	2,041,124	2,308,211	1,948,525
DEDUCTIONS FROM OPERATING REVENUES:	(722,412)	(585,667)	(683,189)	(565,960)

Net operating revenues	1,771,386	1,455,457	1,625,022	1,382,565

OPERATING EXPENSES:
Personnel	(238,740)	(158,940)	(232,923)	(155,857)
Materials	(23,653)	(21,307)	(19,705)	(21,074)
Outside services	(91,912)	(74,373)	(88,273)	(71,770)
Electricity purchased for resale	(369,784)	(388,405)	(369,725)	(388,405)
Depreciation and amortization	(147,844)	(140,535)	(133,430)	(131,277)
Charges for use of water resources	(27,066)	(15,233)	(26,646)	(15,061)
Operating provisions	(16,705)	(39,716)	(16,357)	(39,132)
Employee post-retirement benefits	(26,224)	(17,224)	(26,224)	(17,224)
Fuel consumption quota—CCC	(78,185)	(64,772)	(78,185)	(64,772)
Use of basic transmission network	(145,098)	(79,595)	(145,097)	(79,595)
Gas purchased for resale	(91,661)	(50,939)	—	—
Employee profit sharing	(15,240)	(19,087)	(14,899)	(19,081)
Energy development account	(69,981)	(37,308)	(69,981)	(37,308)
Other expenses	(42,368)	(41,019)	(34,807)	(36,951)

	(1,384,461)	(1,148,453)	(1,256,252)	(1,077,507)

Income from operations before equity in subsidiaries and financial income (expense)	386,925	307,004	368,770	305,058

EQUITY IN SUBSIDIARIES	—	—	1,915	6,461

FINANCIAL INCOME (EXPENSE):
Financial income	243,658	389,747	239,183	377,965
Financial expense	(467,554)	(116,690)	(455,340)	(112,686)

	(223,896)	273,057	(216,157)	265,279

Income from operations	163,029	580,061	154,528	576,798
NON-OPERATING EXPENSES, NET	(6,494)	(3,384)	(6,492)	(3,521)

Income before taxes on income	156,535	576,677	148,036	573,277
Income and social contribution taxes	(96,343)	(193,350)	(87,646)	(189,508)
Reversal of interest on capital	200,000	—	200,000	—
MINORITY INTEREST	198	442	—	—

NET INCOME	260,390	383,769	260,390	383,769

EARNINGS PER THOUSAND SHARES - R$			1.61	2.37

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

1)—THE COMPANY AND ITS OPERATIONS

Companhia Energética de Minas Gerais—CEMIG ("CEMIG" or the "Company"), a publicly traded company, is an electric power public utility concessionaire controlled by the Government of the State of Minas Gerais, Brazil (the "State Government"). Its principal activities are the construction and operation of systems used in the production, transformation, transmission, distribution and sale of electric energy, as well as in certain related business activities.

The Company has equity interests in the following operating companies as of June 30, 2004:

  •
  Sá Carvalho S.A. ("Sá Carvalho") (100.00% interest)—Its principal activities are the production and sale of electric energy from the Sá Carvalho hydroelectric power plant, as an electric energy public service concessionaire;

  •
  Usina Térmica Ipatinga S.A. ("Ipatinga") (100.00% interest)—Its principal activities are the production and sale of electric energy, as an independent power producer, at the Ipatinga thermoelectric power plant located at the facilities of Usinas Siderúrgicas de Minas Gerais S.A.—USIMINAS;

  •
  Companhia de Gás de Minas Gerais—GASMIG ("GASMIG") (95.19% interest)—Its principal activities are the acquisition, transportation and distribution of natural gas and related products. GASMIG was granted a concession by the State Government to distribute gas in the State of Minas Gerais. GASMIG's bylaws also permit the performance of activities related to the exploration, production and storage of natural gas. These activities, however, are not currently being performed;

  •
  Empresa de Infovias S.A. ("Infovias") (99.94% interest)—Its principal activities are rendering telecommunications services and developing activities related thereto, through multiservice networks using optical fiber cable, coaxial cable and other electronic equipment. Infovias owns 69.25% of the capital stock of Way TV Belo Horizonte S.A., a cable TV and internet services provider in certain cities of the State of Minas Gerais;

  •
  Efficientia S.A. ("Efficientia") (100.00% interest)—Its principal activities are rendering efficiency, optimization and energy solutions services through studies and carrying out of projects, as well as providing operating and maintenance services, to energy supply facilities;

  •
  Horizontes Energia S.A. (100.00% interest)—Its principal activities are the production and sale of electric energy, as an independent power producer, at the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, located in the State of Minas Gerais, and the Salto Voltão and Salto do Passo Velho hydroelectric power plants, located in the State of Santa Catarina;

  •
  Central Termelétrica de Cogeração S.A. (48.50% interest)—Its principal activities are the production and sale of electric energy, as an independent power producer, through the construction and operation of the Barreiro thermoelectric power plant, located on Vallourec & Mannesmann Tubes's facilities, in the Minas Gerais State.

        The Company has a 100.00% interest in each of the following development stage companies, as of June 30, 2004:

  •
  Cemig PCH S.A., Cemig Capim Branco Energia S.A. and UTE Barreiro S.A.—Their principal activities are expected to be the production and sale of electric energy, as independent power producers.

  •
  Cemig Trading S.A.—Its principal activities will be related to energy trading.

        Additionally, CEMIG has a minority interest in the following development-stage companies:

  •
  48.50% interest in Central Hidrelétrica Pai Joaquim S.A.. Its principal activities will be the production and sale of electric energy, as independent power producer;

  •
  25.00% interest in Companhia Transleste de Transmissão, constituted in partnership with Companhia Técnica de Engenharia, Furnas Centrais Elétricas S.A. and Orteng Equipamentos e Sistemas Ltda.. That company will be responsible for constructing and operating the 345 Kv transmission line connecting the substation located in Montes Claros and the substation of the Irapé Hydroelectric Power Plant.

2)—PRESENTATION OF THE FINANCIAL STATEMENTS

The accounting practices, methods and criteria used by the Company in the preparation of these interim financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2003.

The financial statements of the companies mentioned in Note 1 were consolidated therein.

The financial statements of the companies on which CEMIG owns minority interest and shares control with others shareholders were consolidated based on the proportional consolidation method, applied to each component of their financial statements.

        The financial statements of subsidiares used to calculate the equity and consolidation are dated June 30, 2004.

3)—CASH AND CASH EQUIVALENTS

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Banks	136,728	120,416	134,824	117,028

Short-term investments
Bank CDs	337,161	212,883	293,945	163,877
Investment funds	4,695	7,176	4	73
Investments linked to interest rate swaps	118,291	106,601	84,549	75,159

	460,147	326,660	378,498	239,109

	596,875	447,076	513,322	356,137

The majority of the short-term investments of CEMIG and its subsidiaries are invested in Bank CDs indexed basically to the CDI (Interbank deposit rates).

CEMIG and its subsidiaries have investments with interest rate swaps through the on-lending of public and private securities issued by third parties. These investments have repurchase clauses and interest rates based on the CDI. The Company and its subsidiaries have a call option for early redemption of these securities without penalty or loss of income.

4)—ACCOUNTS RECEIVABLE

Consolidated
Consumer class	Current		Past-due accounts—up to 90 days		Past-due accounts—over 90 days		Total
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Residential	275,184	250,094	189,269	146,179	35,239	34,267	499,692	430,540
Industrial	275,307	245,836	62,320	47,262	122,316	108,608	459,943	401,706
Commercial, services and other	108,240	91,407	67,555	66,072	27,872	27,268	203,667	184,747
Rural	38,093	30,973	15,814	12,452	7,469	7,327	61,376	50,752
Public authorities	13,586	13,769	28,715	24,191	24,676	25,133	66,977	63,093
Public lighting	34,048	24,335	31,335	25,543	6,605	8,775	71,988	58,653
Public services	18,454	10,538	2,858	2,324	603	966	21,915	13,828

Subtotal—Consumers	762,912	666,952	397,866	324,023	224,780	212,344	1,385,558	1,203,319
Supply to other concessionaires	3,290	5,167	—	—	—	—	3,290	5,167
Allowance for doubtful accounts	—	—	—	—	(124,370)	(118,421)	(124,370)	(118,421)

	766,202	672,119	397,866	324,023	100,410	93,923	1,264,478	1,090,065

Company
Consumer class	Current		Past-due accounts—up to 90 days		Past-due accounts—over 90 days		Total
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Residential	271,127	245,691	189,291	146,179	35,239	33,069	495,657	424,939
Industrial	227,434	203,026	59,760	47,262	122,127	106,178	409,321	356,466
Commercial, services and other	105,022	88,413	67,555	66,072	27,872	27,268	200,449	181,753
Rural	38,093	30,973	15,814	12,452	7,469	7,327	61,376	50,752
Public authorities	13,586	13,769	28,715	24,191	24,676	25,133	66,977	63,093
Public lighting	34,048	24,335	31,335	25,543	6,605	8,775	71,988	58,653
Public services	18,454	10,538	2,858	2,324	603	966	21,915	13,828

Subtotal—Consumers	707,764	616,745	395,328	324,023	224,591	208,716	1,327,683	1,149,484
Supply to other concessionaires	3,290	5,167	—	—	—	—	3,290	5,167
Allowance for doubtful accounts	—	—	—	—	(121,643)	(114,793)	(121,643)	(114,793)

	711,054	621,912	395,328	324,023	102,948	93,923	1,209,330	1,039,858

Noncurrent assets include past-due accounts receivable from consumers, net of allowance for doubtful accounts, in the amount of R$87,160, composed as follows:

  •
  Companhia de Saneamento de Minas Gerais—COPASA, a company controlled by the Minas Gerais State Government, in the amount of R$61,550. Negotiations regarding this debt are being held and are expected to be concluded up to the end of 2004. The amounts were classified as noncurrent based on the Company's expectation; no loss is expected on its realization.

  •
  Municipality of Belo Horizonte, in the amount of R$25,610, related substantially from public lighting. The debt was renegotiated to be paid in 80 monthly installments, until March 2010. This debt is restated in accordance with the Company's rate adjustments.

5)—CONSUMERS—SPECIAL RATE ADJUSTMENT AND PARCEL "A"

In December 2001, the Federal Government, through the Câmara de Gestão da Crise de Energia Elétrica (the Federal Government's Electric Energy Crisis Committee or the "Energy Crisis Committee"), and the electricity distribution and generation concessionaires entered into an agreement entitled Acordo Geral do Setor Elétrico ("General Agreement of the Electricity Sector"). This agreement was entered into to ensure the economic and financial equilibrium of the concession contracts and to reimburse concessionaires for lost revenues related to the period when the Electricity Rationing Plan was in force, through a special rate adjustment ("RTE"), extended to compensate the uncontrollable Parcel "A" cost increases in the period from January 1, 2001 to October 25, 2001.

a) Special Rate Adjustment

The Energy Crisis Committee's Resolution No. 91 of December 21, 2001, and Law No. 10,438 of April 26, 2002, established a special rate adjustment applicable as of December 27, 2001. The rate increases were set forth in the Energy Crisis Committee's Resolution No. 130, of April 30, 2002, as follows:

  •
  an increase of 2.90% for rural and residential consumers (excluding low-income consumers), street lighting and high-tension industrial consumers whose costs related to electric energy represent at least 18.00% of average production costs and meet certain criteria, related to load and demand energy factors which were determined in the Resolution.

  •
  an increase of 7.90% for all other consumers.

The special rate adjustment mentioned above is being applied to reimburse concessionaires for the following items:

  •
  Billing losses in the period from June 1, 2001 to February 28, 2002, representing the difference between the Company's estimated revenue, assuming that the Electricity Rationing Plan had not been implemented, and the actual revenue earned during the rationing period, as established by ANEEL. The computation of this amount did not include consumer delinquencies which the Company does not expect to be material and the State VAT ("ICMS").

  •
  Amounts to be paid to generators for energy purchased on the MAE, from June 1, 2001 to February 28, 2002, at a price exceeding R$49.26/MWh ("free energy"). This asset includes the related taxes and charges on revenues; however, such taxes and charges are not required to be transferred to the generators. Accordingly, taxes and charges are excluded before transferring these amounts to generators. These amounts may change, depending on litigation currently in progress, filed by certain electric energy companies, including the Company, related to the interpretation of the market rules in force.

Pursuant to ANEEL Resolution No. 1 on January 12, 2004, the special rate adjustment's maximum recovery period was changed from 82 to 74 months, from January 2002 to February 2008. The Company has made studies to verify if the 74-month recovery period would be sufficient to recover the amounts approved by ANEEL. These studies are based on certain assumptions, the most relevant of which relate to rate adjustments, inflationary rates, SELIC (Brazilian Central Bank overnight interest rate) and CEMIG's growth in the energy market. Based on those studies, the Company has estimated an allowance for losses in the amount of R$63,653 as of June 30, 2004.

Considering that the assumptions used in management's studies may change throughout the recovery period, management will periodically review these projections, and consequently, the recorded allowance.

Under ANEEL Resolution No.45 of March 3, 2004, the recovery of the credits through the special rate adjustment, related to billing losses and free energy, are being made in the proportion of 64.29% and 35.71%, respectively.

The amounts to be recovered through the special rate adjustment, for billing losses, are restated based on SELIC until their actual recovery.

A portion of 82.00% of CEMIG's free energy credits to be recovered through the special rate adjustment is being monetarily restated based on the SELIC. The remaining 18.00% is not being monetarily restated and corresponds, according to CEMIG estimates, to the amounts that were not paid in the MAE due to judicial claims currently in progress, filed by generators and distributors. Therefore, this portion will only be monetarily restated after the definitive MAE settlement, which will only take place after the resolution of the litigation.

ICMS on the special rate adjustment, related to future billings, which is estimated at R$268,954 as of June 30, 2004 (R$278,978 as of March 31, 2004), only becomes an obligation when the customers are billed. However, because the Company's only responsibility is to transfer this tax from its consumers to the State tax authorities, the Company did not record this obligation in advance.

b) Parcel "A"

Parcel "A" items are defined as the difference (positive or negative), in the period from January 1, 2001 to October 25, 2001, between the uncontrollable costs effectively paid and the estimated uncontrollable costs used for purposes of computing the most recent annual rate adjustment.

ANEEL, through Normative Resolution No.1 of January 12, 2004, defined that the variations in Parcel "A" costs should be excluded from the maximum recovery period that the special rate adjustment will be in force. Recovery will start immediately after the end of special rate adjustment recovery period, using the same recovery criteria. Thus, the special rate adjustment applied to recover billing losses and free energy will be kept in force to recover Parcel "A" items.

The Parcel "A" amounts are being restated based on SELIC until actual recovery.

c) Composition of special rate adjustment and Parcel "A" balances

The amounts to be recovered through the special rate adjustment and Parcel "A", recorded in assets, are as follows:

	Consolidated and Company
	June 30, 2004			March 31, 2004
	Principal	SELIC restatement	Total	Total
Billing losses during the electricity rationing period	876,846	371,096	1,247,942	1,220,770
Amounts collected	(506,277)	—	(506,277)	(456,879)

	370,569	371,096	741,665	763,891
Recovery of spot market amounts by generators	442,717	83,484	526,201	514,400
Amounts collected	(128,396)	—	(128,396)	(100,959)

	314,321	83,484	397,805	413,441

Allowance for losses on the realization of the special rate adjustment	(59,185)	(4,468)	(63,653)	(61,421)

Total RTE	625,705	450,112	1,075,817	1,115,911

Total Parcel "A"	245,299	183,415	428,714	413,482

Total RTE and Parcel "A"	871,004	633,527	1,504,531	1,529,393

Current			308,234	270,722
Noncurrent			1,196,297	1,258,671

The proceeds from special rate adjustments to be transferred to generators related to free energy, recorded in liabilities, under suppliers, are as follows:

	Consolidated and Company
	June 30, 2004			March 31, 2004
	Principal	SELIC restatement	Total	Total
Amounts to be paid to generators	419,229	79,572	498,801	487,477
( - ) Transferences made	(107,958)	—	(107,958)	(83,162)

	311,271	79,572	390,843	404,315

Current liabilities			111,025	113,425
Long-term liabilities			279,818	290,890

6)—RECOVERABLE TAXES

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Current Assets
State VAT—ICMS	26,765	27,500	21,963	25,582
Income tax	61,636	55,844	58,501	54,561
Social contribution tax	6,323	5,299	4,600	3,913
Other	16,814	10,598	15,921	9,352

	111,538	99,241	100,985	93,408

Noncurrent Assets
State VAT—ICMS	106,654	106,434	94,623	92,869
State VAT—ICMS—Under discussion with Minas Gerais State Government	20,088	20,088	20,088	20,088

	126,742	126,522	114,711	112,957

	238,280	225,763	215,696	206,365

Income and social contribution tax credits are primarily related to amounts arising from tax returns, which may be offset in the next years.

Most of the ICMS balance recorded in noncurrent assets is subject to a 48-month recovery period, as established by Supplementary Federal Law No. 102/00. The Company is in a legal dispute with the Minas Gerais State Government in order to offset the State VAT credits arising from acquired equipment to be used in the Company's operation, in the amount of R$20,088.

7)—PREPAID EXPENSES—CVA

The balance of the recoverable Parcel "A" items—CVA, refers to the difference between the estimated Parcel "A" costs of the Company, used in defining rate adjustments and payments actually made. The variations are recovered in subsequent annual rate adjustments.

Exceptionally, the Federal Government, through Executive Act No. 116 of April 4, 2003, postponed, for a 12 month, period the recovery of the CVA costs incurred during the period from March 10, 2002 through March 9, 2003, which should have been offset in the rate increase in force since April 8, 2003.

Additionally, the same Executive Act determined that the CVA balance for which recovery was postponed will be reimbursed through an increase in electric energy rates for a period of 24 months, beginning on April 8, 2004.

The composition of recorded balances is as follows:

	Consolidated and Company
	June 30, 2004				March 31, 2004
	CVA from 03/10/2002 to 03/09/2003	CVA from 03/10/2003 to 03/09/2004	CVA 03/10/2004 and thereafter	Total	Total
System service charges—ESS	71,467	128,240	6,566	206,273	217,274
Itaipu Binacional eletricity purchase rate	346,451	(82,923)	(20,681)	242,847	230,996
Itaipu Binacional eletricity transport rate	3,407	8,390	2,650	14,447	13,951
Fuel comsumption quota—CCC	(108,756)	4,658	5,890	(98,208)	(98,215)
Rate for use of basic transmission network	63,647	109,513	33,400	206,560	201,296
Energy development account—CDE	—	52,223	5,636	57,859	62,015
Charges for use of water resources	1,479	55,268	13,054	69,801	73,273

	377,695	275,369	46,515	699,579	700,590

Current				507,230	341,409
Noncurrent				192,349	359,181

The above-mentioned amounts are restated based on the SELIC from the expense payment date to effective recovery through annual rate adjustments.

The review by the MAE of certain assumptions used in the calculation of published amounts and on judicial claims currently in progress, filed by generators and distributors regarding the interpretation of the rules in force, may change the recorded system service charge amounts.

8)—DISTRIBUTORS—MAE TRANSACTIONS

As established by the General Agreement of the Electricity Sector, the difference between the amounts paid by generators and distributors related to the Wholesale Energy Market—MAE transactions during the period in which the Electricity Rationing Plan was in force and the amount of R$49.26/MWh will be reimbursed through the special rate adjustment.

Under ANEEL Resolution No. 36, dated January 29, 2003, distribution concessionaires should collect and transfer, on a monthly basis, the special rate adjustment amounts to generators and distributors, including CEMIG, that have amounts receivable, starting March 2003.

Of the special rate adjustment credits, to reimburse the amounts paid by CEMIG to MAE, to be transferred by other distribution concessionaires to CEMIG, corresponding to approximately R$136,363, from March 2003 to June 2004, R$40,838 was received by CEMIG. Some distribution concessionaires are not transferring the entire amounts of the special rate adjustment due to CEMIG because they believe, based on their interpretation of Article 9 of ANEEL Resolution No. 36 and ANEEL Technical Note No. 004/2003, that CEMIG is challenging the General Agreement of the Electricity Sector because it is challenging the methodology applied to calculate CEMIG's obligations resulting from the MAE transactions. For this reason, such distribution concessionaires would be prevented from transferring such amounts owed to CEMIG.

CEMIG, however, does not believe that the injunction granted in December 2002, challenging the methodology applied by the MAE to calculate CEMIG's rights and obligations, represents a challenge of the General Agreement of the Electricity Sector. Therefore, the Company is contesting the restrictions included in ANEEL Resolution No. 36 and ANEEL Technical Note No.004/2003, to eliminate any sanction or restriction on CEMIG's ability to receive amounts owed. CEMIG does not expect losses in this asset realization.

According to ANEEL Resolution No.36, the distribution concessionaires that are not transferring the special rate adjustment amounts due to CEMIG must accrue the collected amounts in order to transfer them to CEMIG as soon as the judicial restrictions are eliminated.

The amounts to be received from distribution concessionaires are recorded in current and noncurrent assets, under Distributors - MAE Transactions.

The portion of 82.00% of CEMIG's rights on MAE transactions is being monetarily restated based on the SELIC. The remainder 18,00% portion has not been monetarily restated and corresponds, according to CEMIG estimates, to the amounts that were not settled on the MAE due to judicial claims currently in progress, filed by generators and distributors. Therefore, these amounts will only be monetarily restated after the definitive MAE settlement, which will only take place after the resolution of the judicial claims.

CEMIG's rights and obligations related to MAE transactions are as follows:

	Consolidated and Company
	June 30, 2004	March 31, 2004
ASSETS
Current
Distributors—MAE Transactions	44,540	44,896
Noncurrent
Distributors—MAE Transactions	568,675	564,831

	613,215	609,727

LIABILITIES
Current
Suppliers	144,939	142,639

	144,939	142,639

The outcome of lawsuits currently in progress, filed by certain electric energy companies, related to the interpretation of the market rules in force at the time of the MAE transactions, may change the amounts recorded by CEMIG.

The amounts already paid to the MAE were calculated according to an injunction granted to CEMIG, on December 25, 2002, determining that CEMIG should be considered as both a distributor and generator for purposes of recording the MAE transactions. This decision was contrary to ANEEL Resolution No. 447 of August 23, 2002, which determined that CEMIG should be considered as a distribution concessionaire only.

The amounts due to the MAE, in accordance with the injunction, represented a decrease of approximately R$142,560 in CEMIG's net liabilities. However, because the methodology to be used to calculate CEMIG's rights and obligations is still in litigation, the Company opted to maintain the amounts previously recorded according to ANEEL Resolution No. 447. The difference between the amounts paid and accrued is recorded under current liabilities, as Suppliers.

9)—RECEIVABLE FROM MINAS GERAIS STATE GOVERNMENT

The remaining balance of the CRC Account (Recoverable Rate Deficit) was transferred to the State Government in 1995, through the CRC Credit Assignment Contract, pursuant to Law No. 8,724/93. This balance is payable monthly, over 17 years beginning June 1, 1998, accrues annual interest of 6% and is subject to monetary restatement.

Since the original contract, there have been the following amendments:

a) First Amendment to the CRC Credit Assignment Contract, signed on January 24, 2001

The purpose of this amendment was to change the monetary restatement index from UFIR to IGP-DI (Índice Geral de Preços—"General Market Price Index"), since the UFIR was extinguished in October 2000.

b) Second Amendment to the CRC Credit Assignment Contract, signed on October 14, 2002

This Amendment refers to 149 installments from the original contract, maturing from January 1, 2003 to May 1, 2015, in the total amount of R$1,689,004, as of June 30, 2004. These installments are subject to annual interest of 6% and are restated based on the IGP-DI.

Due to the non-inclusion in the Second Amendment of effective guarantees that would assure the realization of the aforementioned credit, CEMIG recorded an allowance for losses in 2002 equal to the total amount referred to in the Second Amendment.

Due to the full allowance recorded on April 1, 2002, the financial income related to monetary updating and interest on the Second Amendment, in the amount of R$643,679, starting from that date, did not impact respective statement of operations, considering that provisions for losses were recorded in the same amounts. However, in compliance with Brazilian tax legislation, CEMIG recorded the federal taxes payable on the financial income.

The recorded allowances are considered permanently non-deductible for tax purposes in accordance with Brazilian tax legislation.

Installments under this Amendment, due from January 1, 2003 to July 1, 2004, totaling R$311,969, including monetary restatement, interest and fines were not liquidated.

c) Third Amendment to the CRC Credit Assignment Contract, signed on October 24, 2002

CEMIG and the State Government signed the Third Amendment in order to reschedule the payment of the original contract installments due from April 1, 1999 to December 1, 1999 and from March 1, 2000 to December 1, 2002. These installments were renegotiated with an annual interest rate of 12.00% per year and monetary restatement based on the IGP-DI. The installments are due in 149 monthly payments from January 2003 to May 2015. This amendment amounts to R$1,018,848 as of June 30, 2004, including interest and fines on overdue installments.

The Third Amendment also established a guarantee which now permits the Company to retain dividends and interest on capital to be paid to the State Government, as a Company shareholder, net of amounts intended to acquire Company debentures related to the Irapé power plant construction. This guarantee will continue in force even after the Third Amendment termination date, scheduled for May 2015.

Part of the Third Amendment installment due on March 1, 2003 and the subsequent installments up to July 1, 2004, totaling R$212,390, including monetary restatement, interest and fines, were not paid.

The projection of the Company's future operations indicates that the dividends attributable to the State Government will be sufficient, in the long-term, to assure the full realization of the credit related to the Third Amendment, in the event of nonpayment by the debtor.

Management monitors future events which may impact the Company's dividend payment projections, in order to conclude if the above-mentioned guarantee is still effective or if an additional allowance under this amendment is necessary.

d) Composition of the CRC balance as of June 30, 2004

Contractual Amendments	Current	Past-due	Total	Allowance for losses	Net amount recorded
Second Amendment	1,377,035	311,969	1,689,004	(1,689,004)	—
Third Amendment	806,458	212,390	1,018,848	—	1,018,848

	2,183,493	524,359	2,707,852	(1,689,004)	1,018,848

The Company has recorded, under current liabilities, dividends and interest on capital, proposed by management and the Board of Directors, to be paid to shareholders related to 2003 net income after the approval by the Shareholders' Meeting, of which R$71,414 is due to the State Government. Part of such dividends, in the amount of R$22,531, refers to net of the dividends destined to the acquisition of Irapé Plant debentures, by the State of Minas Gerais and R$48,883 may be used to settle part of the CRC overdue credits.

Additionally, the Company has recorded, under current liabilities, interest on capital proposed by the Board of Directors as of May 31, 2004, to be paid to shareholders, of which R$44,565 is due to the State Government. Part of such dividends, in the amount of R$22,531 refers to net of the dividends destined to the acquisition of Irapé Plant debentures, by the State of Minas Gerais and R$22,034 may be used to settle part of the CRC overdue credits.

e) Negotiations with the State Government

The State Government is elaborating a new proposal to settle the payments of the CRC contract. This new proposal establishes the signature of a new amendment, with a reschedule of the contract payments and a new dividend policy for the Company, which will allow the settlement of the contract through the retention of dividends due to the State Government.

10)—INCOME AND SOCIAL CONTRIBUTION TAXES

a) Tax credits

The Company and its subsidiaries have income tax credits recorded as current and noncurrent assets, at a 25% rate, and social contribution tax credits, recorded at a 9% rate. The composition of the balances is as follows:

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Tax credits on—
Tax loss carryforwards	83,950	103,127	67,893	87,376
Employee post-retirement benefits	25,434	38,158	25,434	38,158
Reserve for contingencies	101,297	100,390	101,297	100,390
Allowance for losses on recovery of the special rate adjustment	21,642	20,883	21,642	20,883
Accrual for voluntary termination program—PDV	8,211	9,136	8,211	9,136
Allowance for doubtful accounts	42,699	40,872	41,772	39,639
Reserve for PASEP/COFINS—Special rate adjustment	50,608	50,367	50,608	50,367
Other	11,020	21,767	10,824	21,579

	344,861	384,700	327,681	367,528

Current	103,364	122,949	103,104	122,693
Noncurrent	241,497	261,751	224,577	244,835

On March 29, 2004, CEMIG's Board of Directors approved the analysis made by CEMIG's Director of Finance and Investor Relations on the projected future results of operations, discounted to present value. According to such projected future results, the Company will be able to realize the tax credits set forth above within the maximum period of ten years, in compliance with CVM Resolution No. 371 of June 27, 2002. On March 29, 2004, the analysis was submitted to CEMIG's Fiscal Council for its review.

In accordance with CEMIG's estimates, future taxable income is expected to permit realization of the tax credits, recorded as of June 30, 2004, as follows:

	Consolidated	Company
2004	90,041	89,781
2005	26,665	26,647
2006	24,115	23,384
2007	24,917	23,471
2008	138,388	136,425
2009	7,076	4,477
2010 to 2011	14,201	9,067
2012 to 2014	19,458	14,429

	344,861	327,681

Current	103,364	103,104
Noncurrent	241,497	224,577

As of June 30, 2004, CEMIG has tax credits not recognized in its financial statements, in the amount of R$6,290 (R$5,681 as of March 31, 2004). Management estimates that certain obligations, due to their nature, will be realized in more than ten years. In these cases, the referred tax credit has not been recorded.

The subsidiary Infovias has tax credits not recognized in its financial statements, in the amount of R$32,809 as of June 30, 2004 (R$26,030 as of February 29, 2004), based on recovery studies supported by management's estimates of future taxable income, approved by the subsidiary's Board of Directors, and under the terms of CVM Resolution No. 371/2002.

b) Reconciliation of income tax and social contribution tax expenses

The reconciliation between the nominal expense of income tax (25% rate) and social contribution tax (9% rate) and the expense presented in the statement of operations is as follows:

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Income before taxes on income	640,065	848,515	626,089	840,486

Income and social contribution taxes expenses—nominal	(217,622)	(288,495)	(212,870)	(285,765)
Tax effects on:
Allowance for losses on receivables from State Government	(57,714)	(35,129)	(57,714)	(35,129)
Reversal of social contribution tax on additional monetary restatement	(415)	(3,202)	(415)	(3,202)
Equity in subsidiaries	—	—	239	5,403
Contributions and grants not deductible	(1,483)	(1,433)	(1,483)	(1,433)
Other	(6,356)	14,494	2,967	15,103

Income and social contribution tax expenses in the statement of operations	(283,590)	(313,765)	(269,276)	(305,023)

11)—RECEIVABLES FROM THE FEDERAL GOVERNMENT—REVENUE LOSSES FROM LOW-INCOME CONSUMERS

The Federal Government, through Centrais Elétricas Brasileiras - "ELETROBRAS", since 2003, is reimbursing distributors for billing losses incurred from May 2002 resulting from the new classification criteria established for low income consumers due to the lower rate applied to them.

The amount recorded as of June 30, 2004 refers basically to billing losses in the period from May and June of 2004.

12)—DEFERRED RATE ADJUSTMENT

ANEEL, through its Resolution No.71, dated of April 7, 2004, complemented, in a provisional extension, the results of CEMIG's periodic rate review.

The periodic rate review comprises the rate adjustment for electric energy supply in a level consistent with the preservation of the economic and financial equilibrium of the concession contract, providing enough income for the operational costs recovery and the appropriate return on investments.

The average rate adjustment applied on CEMIG's tariffs on April 8, 2003 was 31.53%. However, according to the mentioned resolution, such rate adjustment should have been 37.86%. The percentage difference of 6.33% will be compensate by ANEEL through an increased amount of R$159,388, valued in April 2003, to be included in each rate adjustment that will be applied from 2004 to 2007, on a cumulative basis.

The verified difference from April 8, 2003 to April 7, 2004 was recorded by CEMIG as a regulatory asset in counterpart of 2004 Statement of Operations.

The rate adjustment applied as of April 8, 2004 includes an 2.91% additional percentage that corresponds to the first R$159,388 installment mentioned above. However, this additional percentage remains lower than CEMIG's rights. The verified difference from April 8, 2004 to June 30, 2004 has also being recorded by CEMIG as an additional regulatory asset in counterpart of 2004 Statement of Operations.

Deferred rate adjustments are monetarily restated by IGP-M Índice Geral de Preços de Mercado (General Market Price Index), added to an interest rate of 11.26% p.a., as defined by ANEEL's Resolution 71.

	Consolidated and Company
	June 30, 2004	March 31, 2004
Deferred rate adjustment—from 04/08/2003 to 04/07/2004	272,659	267,357
Deferred rate adjustment—from 04/08/2004 to 06/30/2004	27,123	—
Weighted average capital cost (defined by ANEEL—11.26% p.a.)	21,205	13,256
Monetary restatement—IGP-M	20,898	9,445

	341,885	290,058

The accounting method described above is in accordance with the item 1.1)b of the ANEEL Resolution No.267/2004 - SFF/ANEEL dated February 16, 2004. Additionally, the Company recorded the deferred taxes on the income reccorded, in the amount of R$147,865.

13)—INVESTMENTS

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Equity in subsidiaries
Infovias	—	—	234,263	236,186
GASMIG	—	—	107,528	95,030
Usina Térmica Ipatinga S.A.	—	—	65,638	65,430
Sá Carvalho S.A.	—	—	100,075	97,440
Horizontes Energia S.A.	—	—	64,543	64,504
Cemig Capim Branco Energia S.A.	—	—	19,312	17,997
Cemig PCH S.A.	—	—	45,537	43,092
UTE Barreiro S.A.	—	—	6,017	5,879
Efficientia S.A.	—	—	1,934	1,983
Cemig Trading S.A.	—	—	10	10
Central Hidrelétrica Pai Joaquim S.A.			11	6
Central Termelétrica de Cogeração S.A.			1,024	6
Companhia Transleste de Transmissão	—	2,765	2,563

	—	—	648,657	630,126
In consortiums for power plant construction	849,945	824,024	830,636	806,027
Goodwill on purchase of Infovias	9,510	9,510	9,510	9,510
Other investments	10,739	13,320	6,928	6,935

	870,194	846,854	1,495,731	1,452,598

(a) The principal information related to consolidated subsidiaries is as follows:

	June 30, 2004
Subsidiaries	Cemig Interest (%)	Capital	Shareholders' equity	Net income (loss) from 01/01/2004 to 06/30/2004
Infovias	99.94	331,066	218,583	(26,514)
GASMIG	95.19	67,544	112,958	17,600
Usina Térmica Ipatinga S.A.	100.00	64,173	65,638	1,074
Sá Carvalho S.A.	100.00	86,833	100,075	7,693
Horizontes Energia S.A.	100.00	64,257	64,543	630
Cemig Capim Branco Energia S.A.	100.00	1	19,312	—
Cemig PCH S.A.	100.00	1	45,537	—
UTE Barreiro S.A.	100.00	1	6,017	—
Efficientia S.A.	100.00	3,742	1,934	(1,135)
Cemig Trading S.A.	100.00	10	10	—
Central Hidrelétrica Pai Joaquim S.A.	48.50	1	11	—
Central Termelétrica de Cogeração S.A.	48.50	1	2,105	2,099
Companhia Transleste de Transmissão	25.00	11,061	11,061	—

	March 31, 2004
Subsidiaries	Cemig Interest (%)	Capital	Shareholders' equity	Net income (loss) from 01/01/2003 to 06/30/2003
Infovias	99.93	291,000	196,588	(2,294	)(*)
GASMIG	95.19	67,544	99,830	9,306	(*)
Usina Térmica Ipatinga S.A.	100.00	64,173	65,430	1,138
Sá Carvalho S.A.	100.00	86,833	97,440	6,203
Horizontes Energia S.A.	100.00	62,872	64,504	—
Cemig Capim Branco Energia S.A.	100.00	1	17,997	—
Cemig PCH S.A.	100.00	1	43,092	—
UTE Barreiro S.A.	100.00	1	5,880	—
Efficientia S.A.	100.00	10	1,983	(655)
Cemig Trading S.A.	100.00	10	10	—
Central Hidrelétrica Pai Joaquim S.A.	48.50	1	6	—
Central Termelétrica de Cogeração S.A.	48.50	1	6	—
Companhia Transleste de Transmissão	25.00	11,061	11,061	—
(*)
The statement of operation information dated from May 31, 2003.

b) Changes in the Company's investments are as follows:

	March 31, 2004	Equity pick-up	Capital Increase	Proposed Dividends	Other	June 30, 2004
Infovias	236,186	(18,072)	15,816	—	333	234,263
GASMIG	95,030	12,498	—	—	—	107,528
Usina Térmica Ipatinga S.A.	65,430	208	—	—	—	65,638
Sá Carvalho S.A.	97,440	6,341	—	(3,706)	—	100,075
Horizontes Energia S.A.	64,504	560	—	(521)	—	64,543
Cemig Capim Branco Energia S.A.	17,997	—	1,315	—	—	19,312
Cemig PCH S.A.	43,092	—	2,445	—	—	45,537
UTE Barreiro S.A.	5,879	—	138	—	—	6,017
Efficientia S.A.	1,983	(638)	589	—	—	1,934
Cemig Trading S.A.	10	—	—	—	—	10
Central Hidrelétrica Pai Joaquim S.A.	6	—	5	—	—	11
Central Termelétrica de Cogeração S.A.	6	1,018	—	—	—	1,024
Companhia Transleste de Transmissão	2,563	—	202	—	—	2,765

	630,126	1,915	20,510	(4,227)	333	648,657

c) Infovias

As of June 30, 2004, CEMIG had advances for a capital increase not yet converted into equity in Infovias, in the amount of R$15,816 (R$39,736 as of March 31, 2004), recorded as Investments.

The goodwill of R$9,510 arising from the Infovias acquisition is based on Infovias' future profitability and will be amortized in future years, based on income earned by Infovias.

Infovias started operations in January 2001 and its subsidiary WAY TV Belo Horizonte S.A. in September 2002. These businesses are considered strategic for CEMIG's existing infrastructure. The telecommunications business will require additional investments to be considered complete and competitive. Periodic evaluations of Infovias and WAY TV Belo Horizonte S.A. are performed, in order to determine their ability to run their businesses on a stand-alone and profitable basis, as well as for determining the need for an eventual impairment reserve for this investment. Currently available projections do not indicate the need for such impairment reserve.

The quarterly information as of June 30, 2004 of Infovias is not yet completed. The independent auditors' review report on the Infovias quarterly information as of March 31, 2004, included emphasis paragraphs, applicable to Infovias and its subsidiary Way TV on:

  •
  deferred income and social contribution taxes and the maintenance of the recoverable State VAT — ICMS, realization of which is based on future taxable income dependent upon the continuity of the company's investment plan and on the success of its and its subsidiary's business plans;

  •
  the need for additional resources from shareholders or third parties to fund the company's and its subsidiary's operations, as well as to ensure the recoverability of assets at the recorded amounts in the financial statements, until their own operating revenues are sufficient to absorb these amounts.

The Company has signed agreements with Infovias for the lease of CEMIG's network infrastructure, intra-company data transmission services, geo-referenced information and data supply. These agreements are still subject to ANEEL's approval.

ANEEL may seek to impose a fine relating to such agreements if it concludes that they are not in compliance with ANEEL regulations. The maximum penalty is a fine, in an amount equal to 2% of the Company's gross revenues during the 12-month period immediately prior to the imposition of such fine. Management believes that it has a meritorious defense against ANEEL in relation to this matter. Additionally, ANEEL may impose restrictions on the agreements' terms and conditions.

CEMIG has issued, as of July 28, 2004, a call for bid to contract advisory services to appraisal and redefine the business strategy of Infovias and its subsidiary Way TV Belo Horizonte S.A.. This service will present a diagnosis of the actual situation and the business potential of these companies, looking for opportunities to add value to CEMIG.

d) GASMIG—Cooperation and Association Agreements with PETROBRAS

In May 2003, the Company, GASMIG, PETROBRAS and the State Government signed a Cooperation Agreement for the development of the natural gas market in the State of Minas Gerais.

The main aspects are related to the construction of new gas pipelines in Minas Gerais by GASPETRO, a PETROBRAS subsidiary, the extension of the gas distribution network by GASMIG and GASPETRO's interest in GASMIG's capital.

Negotiations are being conducted for the signing of the Association Agreement which includes a Guidance Plan that establishes the target market, the investments to be made by GASPETRO and GASMIG, GASPETRO's minority interest with a 40.00% stake in GASMIG's capital and an additional natural gas supply contract.

The negotiations are expected to be concluded at the end of 2004, after the legal approvals are obtained.

e) Consortiums

CEMIG and its subsidiary, Cemig Capim Branco Energia S.A. are partners with other companies in certain consortiums for electricity generation projects. The consortiums, which are not separate legal entities, were created to manage the related concession contracts. The Company and its subsidiary maintain accounting records of their share in the consortiums' fixed assets, as follows:

	CEMIG's participation in energy generation	Annual average depreciation rate %	June 30, 2004	March 31, 2004
Company
In Operation
Porto Estrela Hydroelectric Power Plant	33.33%	2.46	38,625	38,625
Igarapava Hydroelectric Power Plant	14.50%	2.58	55,554	55,554
Funil Hydroelectric Power Plant	49.00%	2.59	173,930	173,534
Queimado Hydroelectric Power Plant	82.50%	2.58	192,517	—

Accumulated depreciation			(14,351)	(12,714)

Total in operation			446,275	254,999
Under Construction
Aimores Hydroelectric Power Plant	49.00%		384,361	359,265
Queimado Hydroelectric Power Plant	82.50%		—	191,763

Total under construction			384,361	551,028

Total Company			830,636	806,027

Cemig Capim Branco Energia S.A.
Capim Branco Hydroelectric Power Plants I and II	21.05%		19,309	17,997

Total Consolidated			849,945	824,024

Depreciation on the consortiums' property, plant and equipment is calculated on a straight-line basis, according to rates established by ANEEL.

14)—PROPERTY, PLANT AND EQUIPMENT

		Consolidated		Company
	Annual average depreciation rate %	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
In service
Generation-
Hydroelectric	2.45	5,516,541	5,517,704	5,368,162	5,369,324
Thermoelectric	1.66	217,016	217,020	132,432	132,435
Transmission	3.02	1,138,731	1,123,632	1,138,731	1,123,632
Distribution	4.83	7,142,685	7,071,412	7,142,685	7,071,412
Administration	8.52	267,971	273,833	267,469	273,331
Telecommunications	10.75	347,934	345,530	—	—
Gas	5.96	76,464	80,938	—	—

		14,707,342	14,630,069	14,049,479	13,970,134

Accumulated depreciation and amortization
Generation		(2,341,188)	(2,306,115)	(2,308,834)	(2,276,216)
Transmission		(513,369)	(504,942)	(513,369)	(504,942)
Distribution		(3,045,681)	(2,969,637)	(3,045,681)	(2,969,637)
Administration		(158,898)	(156,155)	(158,815)	(156,087)
Telecommunications		(69,281)	(59,743)	—	—
Gas		(18,476)	(21,456)	—	—

		(6,146,893)	(6,018,048)	(6,026,699)	(5,906,882)

		8,560,449	8,612,021	8,022,780	8,063,252

Construction in progress-
Generation		719,431	601,975	647,112	532,309
Transmission		113,563	119,655	111,048	119,655
Distribution		268,282	288,683	268,282	288,683
Administration		32,517	26,053	32,517	26,053
Telecommunications		9,421	6,808	—	—
Gas		24,896	19,398	—	—

		1,168,110	1,062,572	1,058,959	966,700

Total		9,728,559	9,674,593	9,081,739	9,029,952

Special liabilities
Generation		(79)	(79)	(79)	(79)
Transmission		(1,492)	(1,479)	(1,492)	(1,479)
Distribution		(1,764,408)	(1,698,588)	(1,764,408)	(1,698,588)

		(1,765,979)	(1,700,146)	(1,765,979)	(1,700,146)

Total net		7,962,580	7,974,447	7,315,760	7,329,806

Special liabilities refer primarily to consumers' contributions to support construction necessary to meet energy supply orders. The Company's obligation to satisfy these special liabilities depends on ANEEL's disposition at the end of the distribution concessions through reduction of the residual value of property, plant and equipment to define the amount that the Federal Government will pay to the concessionaires. According to accounting practices and electric energy sector legislation in effect in Brazil, these amounts are not subject to restatement, amortization or depreciation.

Construction in Progress—Generation includes the costs incurred related to the Irape power plant in the amount of R$ 507,916 (R$405,801 as of March 31, 2004).

15)—SUPPLIERS

	Consolidated		Company
Current	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Electricity supply
Eletrobrás - Energy from Itaipu	194,673	210,902	194,673	210,902
Furnas	44,965	45,331	44,965	45,331
Wholesale Energy Market - MAE	144,939	142,639	144,939	142,639
Transfer to generators	111,025	113,425	111,025	113,425
Other	39,463	40,194	39,463	40,194

	535,065	552,491	535,065	552,491
Supplies and services	135,794	98,230	88,426	47,100

	670,859	650,721	623,491	599,591

Long-Term
Electricity supply -
Transfer to generators	279,818	290,890	279,818	290,890

MAE obligations in the amount of R$142,560 were not paid due to an injunction granted to CEMIG in December 2002 that changed the criteria to calculate its obligation, as mentioned in Note 8. The eventual payment of this additional obligation depends on the outcome of judicial claims filed by energy sector companies, including CEMIG.

16)—TAXES PAYABLE

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Current
Income tax	86,456	90,938	83,677	85,102
Social contribution tax	34,221	39,969	31,349	37,626
ICMS (State VAT)	175,635	157,255	169,416	156,140
COFINS (Tax on revenue)	61,208	53,138	59,098	51,465
PASEP (Tax on revenue)	15,886	13,388	15,429	13,022
INSS (Social security)	10,092	9,643	10,080	9,618
Other	9,495	13,779	8,429	12,681

	392,993	378,110	377,478	365,654

Long Term
Deferred obligations
Income tax	307,703	305,788	307,703	305,788
Social contribution tax	110,774	110,083	110,774	110,083
COFINS	114,891	114,308	114,891	114,308
PASEP	21,648	21,521	21,648	21,521

	555,016	551,700	555,016	551,700

The taxes classified in long-term liabilities refer to the deferred obligations and rights on assets and liabilities arising from the General Agreement of the Electricity Sector, which are due based on the realization of these assets and liabilities.

17)—LOANS, FINANCING AND DEBENTURES

	June 30, 2004				March 31, 2004
	Current Portion		Long Term
LENDERS
	Principal	Interest	Principal	Total	Total
IN FOREIGN CURRENCY—COMPANY
ABN AMRO Bank—N. V.	10,358	6	10,358	20,722	29,564
Banco BNL do Brasil S.A.	10,521	98	6,548	17,167	16,250
Banco do Brasil S.A.—Various Bonds(1)	24,756	3,062	231,541	259,359	258,564
Banco do Brasil S.A. I	105,210	794	—	106,004	103,049
Banco do Brasil S.A. III	124,300	2,023	—	126,323	121,709
Banco do Brasil S.A. V	87,421	757	—	88,178	85,743
Banco Interamericano de Desenvolvimento—BID	14,035	818	12,805	27,658	25,660
Banco Itaú—BBA I	11,353	214	—	11,567	10,728
Banco Itaú—BBA II	95,280	250	—	95,530	89,617
Banco Itaú—BBA III	119,888	2,249	—	122,137	113,273
Banco Itaú—S.A. I	51,792	3,702	103,583	159,077	145,743
Banco Itaú—S.A. II	51,792	331	—	52,123	49,199
Bradesco—I	53,589	1,013	—	54,602	50,639
Citibank N.A I	34,183	536	—	34,719	33,417
Citibank N.A II	8,072	5	8,073	16,150	22,915
ING Bank—Eurobonds	83,955	915	—	84,870	81,271
KFW	2,507	8	28,785	31,300	31,076
LLoyds Tsb Bank Plc	—	—	—	—	7,511
Siemens LTDA. I	49,021	126	—	49,147	92,648
Siemens LTDA. II	24,664	900	12,332	37,896	34,641
União de Bancos Brasileiros S.A.—Unibanco S.A. I	64,306	1,723	—	66,029	61,005
União de Bancos Brasileiros S.A.—Unibanco S.A. II	43,605	309	—	43,914	40,540
União de Bancos Brasileiros S.A.—Unibanco S.A. III	37,264	247	—	37,511	34,860
Other	16,955	1,170	53,674	71,799	70,314

Total foreign currency financing	1,124,827	21,256	467,699	1,613,782	1,609,936
IN LOCAL CURRENCY—COMPANY
Banco Itaú—BBA I	—	—	—	—	320,614
Banco Itaú—BBA II	—	1,031	200,000	201,031	—
BNDES	92,648	3,017	338,345	434,010	457,083
Bradesco II	2,711	19	—	2,730	—
Bradesco III	12,978	89	—	13,067	—
Bradesco IV	123,066	923	—	123,989	—
Bradesco V	14,335	—	—	14,335	—
Debentures I	—	77,052	920,706	997,758	931,394
Debentures II—Minas Gerais State Government	—	—	53,539	53,539	51,554
ELETROBRÁS I	16,656	—	115,892	132,548	135,652
ELETROBRÁS II	46,958	—	25,292	72,250	80,116
ELETROBRÁS III	25,355	1,097	96,048	122,500	104,948
Large Consumers—TELEMIG/C.V.R.D.	935	2,205	5,207	8,347	8,196
HSBC I	19,984	12	—	19,996	—
HSBC II	10,016	—	—	10,016	—
UHESC S.A.	51,348	4,516	—	55,864	59,211
União de Bancos Brasileiros S.A.—UNIBANCO	100,000	2,769	—	102,769	104,247
Other	12,373	2,142	48,929	63,444	65,209

Total local currency financing	529,363	94,872	1,803,958	2,428,193	2,318,224

Escrow funds	(120,700)	—	(42,364)	(163,064)	(198,268)

TOTAL COMPANY	1,533,490	116,128	2,229,293	3,878,911	3,729,892

CONSOLIDATED
MBK Furukawa Sistemas S.A./UNIBANCO	19,256	778	57,417	77,451	83,057
Toshiba do Brasil S.A.	2,644	745	14,669	18,058	18,271
Other	2,003	—	2,184	4,187	4,486

TOTAL CONSOLIDATED	1,557,393	117,651	2,303,563	3,978,607	3,835,706

        Following the same order as the preceding table, the interest rates and maturity dates of loans, financing and debentures of CEMIG and its subsidiaries are as follows:

Lenders	Payments of Principal	Annual Interest rates(%)	Currency
IN FOREIGN CURRENCY—COMPANY
ABN AMRO Bank—N. V.	2003/2005	Libor + 4.25	US$
Banco BNL do Brasil S.A.	2004/2005	Libor + 0.50	US$
Banco do Brasil S.A.—Various bonds(1)	1997/2024	2.00 to 8.0	US$
Banco do Brasil S.A. I	2004	1.40	JPY
Banco do Brasil S.A. III	2004	10.38	US$
Banco do Brasil S.A. V	2005	1.30	JPY
Banco Interamericano de Desenvolvimento—BID	1984/2006	7.67	US$+ Unit of account
Banco Itaú—BBA I	2004	3.70	US$
Banco Itaú—BBA II	2005	3.30 to 4.10	US$
Banco Itaú—BBA III	2004	3.69	US$
Banco Itaú—S.A. I	2004/2007	Libor + 3.25	US$
Banco Itaú—S.A. II	2002/2004	Libor + 2.45	US$
Bradesco I	2004	3.70	US$
Citibank N.A I	2004	10.00	US$
Citibank N.A II	2003/2005	Libor + 4.25	US$
ING Bank—Eurobonds	2004	9.13	US$
KFW	2001/2016	4.50	EURO
LLoyds Tsb Bank Plc	2002/2004	Libor + 6.00	US$
Siemens LTDA. I	2003/2004	Libor + 4.25	US$
Siemens LTDA. II	2003/2005	9.97	US$
União de Bancos Brasileiros S.A.—Unibanco S.A. I	2004	5.24	US$
União de Bancos Brasileiros S.A.—Unibanco S.A. II	2004	2.30	US$
União de Bancos Brasileiros S.A.—Unibanco S.A. III	2004	2.30	US$
Other	1997/2007	Various	Various
IN LOCAL CURRENCY—COMPANY
Banco Itaú—BBA I	2004	CDI + 3.90	R$
Banco Itaú—BBA II	2008	IGP-M + 10.50	R$
BNDES	2003/2008	SELIC + 1.00	R$
Bradesco II	2005	107.50 of CDI	R$
Bradesco III	2005	107.50 of CDI	R$
Bradesco IV	2005	107.50 of CDI	R$
Bradesco V	2005	107.50 of CDI	R$
Debentures I	2005/2006	IGP-M + 12.70	R$
Debentures II—Minas Gerais State Government	2027	IGP-M	R$
ELETROBRÁS I	2013	FINEL + 6.50	R$
ELETROBRÁS II	2005	IGP-M + 10.00	R$
ELETROBRÁS III	2023	UFIR. RGR + 5.00 a 8.00	R$
Large Consumers—TELEMIG/C.V.R.D.	1982/2011	Various	R$
HSBC II	2005	104.00 of CDI	R$
HSBC I	2005	104.00 of CDI	R$
UHESC S.A.	2005	IGP-M + 14.66	R$
União de Bancos Brasileiros S.A.—UNIBANCO	2004	CDI + 1.50	R$
Other	1994/2007	Various	R$
CONSOLIDATED
MBK Furukawa Sistemas S.A./UNIBANCO	2002/2008	Libor + 5.45	US$
Toshiba do Brasil S.A.	2002/2009	Libor + 6.00	US$
Other	2002/2009	Various	R$
(1)
The interest rates applicable to the Company's outstanding loans and financing vary:

—from 4 to 8% per annum;

—semiannual LIBOR plus a spread of 0.81 to 0.88% per annum.

The composition of debt by currency and indexes is as follows:

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
Currency—
U.S. dollar	1,416,680	1,429,123	1,321,171	1,327,795
Yen	194,182	188,792	194,182	188,792
Euro	68,085	65,209	68,085	65,209
Unit of account (basket of currencies)	27,658	25,604	27,658	25,604
Other	2,686	2,536	2,686	2,536

	1,709,291	1,711,264	1,613,782	1,609,936
Indexes—
IGP-M (General Price Index)	1,389,683	1,133,236	1,389,683	1,133,236
SELIC (Brazilian benchmark interest rate)	434,010	457,083	434,010	457,083
CDI (Interbank deposit rate)	286,901	424,861	286,901	424,861
FINEL (Eletrobrás Internal Index)	132,548	135,653	132,548	135,653
UFIR (Tax Reference Unit)	122,501	104,948	122,501	104,948
Other	66,737	66,929	62,550	62,443

	2,432,380	2,322,710	2,428,193	2,318,224
Escrow accounts
Income based on CDI	(118,007)	(155,493)	(118,007)	(155,493)
Income based on U.S. dollar variation	(45,057)	(42,775)	(45,057)	(42,775)

	(163,064)	(198,268)	(163,064)	(198,268)

	3,978,607	3,835,706	3,878,911	3,729,892

Annual maturities of long-term debt are as follows:

	Consolidated		Company
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
2005	654,054	817,838	630,915	794,516
2006	751,974	733,412	729,163	711,013
2007	268,645	259,181	245,834	237,578
2008	287,962	93,802	284,290	81,164
2009	43,882	41,254	42,045	39,417
2010	39,643	37,447	39,643	37,447
2011 and thereafter	257,403	244,473	257,403	244,474

	2,303,563	2,227,407	2,229,293	2,145,609

Changes in the main currencies and indices used to restate the loans, financing and debentures are as follows:

Currency	Variation from April 1 to June 30, 2004%	Variation from January 1 to June 30, 2004%	Indexes	Variation from April 1 to June 30, 2004%	Variation from January 1 to June 30, 2004%
U.S. dollar	6.84	7.56	CDI	4.20	7.55
Yen	2.51	5.85	IGP-M	3.95	6.78
Euro	5.93	3.96	SELIC	3.68	7.60
Unit of account (Basket of currencies)	(0.62)	(0.98)	FINEL	0.78	1.33

Covenants—Restrictive clauses

Infovias' financing contract with MBK Furukawa Sistemas S.A. / Unibanco, in the amount of R$77,451 as of June 30, 2004, of which R$57,417 is classified under long-term liabilities, contains certain covenants which Infovias has not complied with, and therefore might cause the immediate maturity of the amount owed. Infovias has obtained a waiver from the creditors that are parties to this contract, up to December 31, 2004. The waiver affirms that such creditors will not exercise their rights to demand accelerated or immediate payment of the total amount due. This financing is classified in current and long-term liabilities according to the original terms of the respective contract, in light of the waiver obtained. CEMIG guarantees this contract and any payments made by CEMIG will be converted into preferred shares of Infovias.

18)—RESERVE FOR CONTINGENCIES

CEMIG and its subsidiaries are parties to certain legal proceedings in Brazil arising from the normal course of business and relating to tax, labor, civil and other issues.

The Company's management believes that any loss in excess of the amounts provided for, in respect of such contingencies, will not have a material adverse effect on the Company's results of operations or financial position.

For those cases for which a unfavorable outcome has been deemed probable, the Company has recognized reserves for potential losses, as follows:

	Consolidated and Company
	June 30, 2004	March 31, 2004
Civil lawsuits—Consumers	127,957	126,926
Labor claims	96,263	91,588
Social contribution tax	62,113	54,537
Civil lawsuits—Others	33,367	45,639
Taxes payable	37,789	34,790
Finsocial (tax on revenue)	20,260	20,147
ANEEL regulatory proceedings	15,128	15,281
Other	22,554	9,060

	415,431	397,968

Certain details relating to such reserves are as follows:

(a) Civil lawsuits—Consumers

  A number of industrial consumers have brought legal action against the Company seeking refunds of amounts paid to CEMIG as a result of a rate increase that became effective during the Brazilian government's economic stabilization "Cruzado Plan" in 1986, alleging that such increases violated the price controls instituted as part of that plan. CEMIG determines the amounts to be reserved based on the amount billed subject to consumers' claims and recent court decisions.

  The total estimated exposure to the Company for those claims is fully reserved.

(b) Labor claims

  The labor claims relate principally to overtime and hazardous occupation compensation. The total exposure for those matters is estimated to be R$120,329 as of June 30, 2004 (R$114,485 as of March 31, 2004). The Company recorded in the first half of 2004 an additional provision in the amount of R$5,972 (R$12,066 in the first semester of 2003). CEMIG determines the amounts to be reserved based on the nature of groups of claims and the most recent court decisions.

(c) Social contribution tax

  The Company is deducting the amounts of depreciation, amortization and write-off of the supplementary monetary restatement of property, plant and equipment, for purposes of computation of social contribution tax. The total estimated exposure to the Company for this matter is fully reserved.

(d) Taxes payable—Suspended liability

  The reserve of R$37,789 (R$27,345 of principal and R$10,444 of interest), is related to the deduction of the social contribution tax paid in the calculation of income tax. CEMIG has a preliminary court order granted by the Eighth Civil Court of the Federal Justice, on April 17,1998, for the exemption of payment.

(e) Finsocial

  In 1994, CEMIG was fined by the Brazilian federal tax authorities due to the exclusion of State VAT from the Finsocial calculation, a tax on revenue extinguished in 1992. The total estimated exposure to the Company for this claim is fully reserved.

  CEMIG has a Finsocial contribution dispute involving an amount of R$124,676 for which CEMIG has recorded a judicial deposit and a loss provision, both equivalent to the historic litigated amount. In case CEMIG does not succeed in this lawsuit, it will have a loss equivalent to the difference between the loss provision recorded and the actual loss incurred. At the same time, CEMIG will have a financial revenue equal to the difference between the restated judicial deposit amount and the originally recorded amount, substantially offsetting the increase in the loss provision.

(f) ANEEL administrative proceedings

  CEMIG was fined by ANEEL in some administrative proceedings due to alleged failure to comply with certain quality standards with respect to consumers, non-compliance with the unbundling process deadline (as described in Note 31) and other matters. The Company is defending itself against such fines and has recorded a provision in the first semester of 2004 in the amount of R$15,128, which equals to the potential loss in those questions.

(g) Other

  A industrial consumer filed a lawsuit against the Company seeking to prevent CEMIG from collecting payments from it in connection with energy transportation losses from the power plant to its industrial facilities. The amount involved in this claim is approximately R$11,982, which is fully reserved.

  In December 2002, CEMIG filed a lawsuit against ANEEL and MAE contesting the amounts charged during the settlement process carried out by the MAE in December 2002 and January 2003. This process was intended to settle the outstanding amounts that the Company and other electric energy concessionaires owed to the MAE in connection with spot market energy purchases from September 2000.

  As a result of the lawsuit filed, CEMIG did not settle its outstanding MAE obligations on the date determined by the MAE. The Company has filed an additional lawsuit to prevent the imposition of a fine relating to non-compliance with the MAE determination. The Company has recorded a provision in the amount of R$5,300 related to its estimated loss in this fine.

  Other reserves are related to a number of lawsuits involving the Federal Government, in which the Company is disputing the constitutionality of certain federal taxes that have been assessed against it and other general claims arising from the ordinary course of business.

(h) Legal proceedings in which a favorable outcome is probable

  CEMIG has other relevant legal proceedings for which the Company considers a favorable outcome to be probable. Certain details relating to such matters are as follows:

  (i) Income and social contribution taxes on post-retirement benefits

  On October 11, 2001, the Brazilian Federal Tax Authorities (Secretaria da Receita Federal) issued an assessment notice, in the updated amount of R$258,097, arising from the utilization of tax credits that resulted from the amendment of the Company's 1997, 1998 and 1999 tax returns. The tax returns were amended as a result of a change in the accounting method for recording post-retirement benefit liabilities. The additional liabilities that resulted from the accounting change were recognized in the revised tax returns, resulting in tax loss carryforwards.

  CEMIG filed an administrative appeal to the Ministry of Finance's Contributors Council (Conselho de Contribuintes do Ministério da Fazenda). The Ministry of Finance's Contributors Council agreed with the Company's request related to the procedures adopted in 1997 and 1998, but it disagreed with the procedures adopted in 1999, which would imply in a decrease in the tax loss carryforward, in the amount of R$26,631, recorded as Tax credits, in Current and Noncurrent Assets.

  The Company has not written off its tax loss carryforward and has not recorded any reserve for contingencies regarding this decision since it believes it has solid legal grounds that support the tax credit realization in a future judicial dispute.

  The tax credits mentioned above were used by CEMIG to compensate federal tax payments in 2001 and 2002. Due to that, the Brazilian Federal Tax Authorities fined the Company, that is exposed to a R$207,295 additional penalty. The Company considers that the penalty could not be imposed based on the Ministry of Finance's Contributor Council decision mentioned above. Due to that, the Company has not recorded a reserve for contingencies regarding this penalty since the it believes it has solid legal grounds that support the adopted procedures.

  In 2003, the Federal Tax Authorities, after performing an inspection of the Company's tax returns for 1997-2001, issued an assessment notice, in the amount of R$1,548,438, claiming that the Company did not pay all its tax liabilities related to those tax years. CEMIG submitted an administrative defense requesting that such assessment notice be canceled, since the Tax Authorities did not consider the Company's amended tax returns which have been filed. Such amended tax returns show that the Company has properly settled the tax liabilities challenged. No reserve has been recognized for this claim, since the Company believes that it has a meritorious defense to such claim, either at the administrative level or in the courts.

  (ii) COFINS

  The Company began contesting the payment of COFINS (tax on revenue) in 1992. As a result of an unfavorable court ruling, the Company paid R$239,266 of COFINS tax on July 30, 1999. The Federal Government is claiming that the Company owes approximately R$168,136 in additional fines and interest relating to the non-payment of COFINS. The Company is contesting such claim. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim and, consequently, does not expect to incur losses related thereto.

  (iii) Taxa de Ocupação do Solo

  Some Municipalities of the State of Minas Gerais assessed the Company for the payment of the tax named Taxa de Ocupação do Solo (tax charged by municipalities due to the use of the land to construct energy distribution network). There are several administrative proceedings related to this matter, with the total amount of approximately R$9,869. No reserve has been recorded for these claims, since the Company believes that it has a meritorious defense against such claims.

  (v) ITCMD—Imposto de Transmissão Causa Mortis e Doação

  The State of Minas Gerais sued the Company for the non-payment of the tax named ITCMD—Imposto de Transmissão Causa Mortis e Doação (inheritance and donation tax), related to consumers contributions (special liabilities), in the amount of R$76,139. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim.

  (vi) VAT

  In 2004, the State Government filed administrative proceeding against the Company, in the amount of R$43,869 due to use by CEMIG of VAT credits transferred to the Company by a industrial consumer. The use of this tax credits has been contested by the State tax authorities. CEMIG filed its defense in May 2004. No reserve has been recorded for this claim, since the Company believes that it has a meritorious defense against such claim.

  (vii) Regulatory agency acts

  ANEEL has a regulatory proceeding pending against CEMIG claiming that CEMIG owes the Federal Government R$562,643 due to a miscalculation of credits in the amount of the cumulative rate deficit (CRC) applied to reduce amounts owed to the Federal Government. On October 31, 2002, ANEEL issued a final administrative decision against the Company. On January 9, 2004, the Brazilian Treasury Authorities ("Secretaria do Tesouro Nacional") issued an Official Collection Letter, in the amount of R$516,246, to be paid by January 30, 2004. The Company did not make such payment since it believes that it has a meritorious defense against such claim and has therefore recorded no reserve in respect thereto.

  (viii) Civil lawsuits—Consumers

  Various consumers and the Public Prosecutor of Minas Gerais have brought civil claims against CEMIG contesting rate adjustments applied in prior years, including rate subsidies granted to low-income consumers, the special rate adjustment, the inflationary index used to increase the electric rates in April 2003 and double reimbursement for any amounts that the Company found to have wrongfully collected. It is not possible at the present time to estimate the amounts involved in these claims. The Company believes that it has a meritorious defense and, therefore, no reserve has been recorded for such claims.

  The Company is a defendant in some lawsuits contesting the Emergency Capacity Charge. The Company collects the Emergency Capacity Charge from its customers on behalf of Comercializadora Brasileira de Energia Elétrica—CBEE, a federal government agency set up to supply energy to utilities in the event of future shortages. It is not possible at the present time to estimate the amounts involved in these claims. No accrual has been recorded for these claims since the Company believes that it has a meritorious defense.

  The Company is a defendant, with Companhia Vale do Rio Doce—CVRD, Comercial e Agrícola Paineiras and Companhia Mineira de Metais, in a class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental licenses relating to the

  Capim Branco I and Capim Branco II hydroelectric power plants. The Company believes that it has a meritorious defense to this lawsuit.

  The Company is also a defendant together with CVRD, in another class action lawsuit, brought by the citizens of the State of Minas Gerais. This lawsuit seeks to nullify the environmental license relating to the Aimorés hydroelectric power plant as well as the related concession. Management believes that it has a meritorious defense to this lawsuit.

In addition to the matters described above, CEMIG and its subsidiaries are involved as a plaintiff or defendant in a variety of smaller routine litigation arising from the normal course of business. Management believes that it has an adequate defense against such litigation and that any losses therefrom would not have a material adverse effect on the consolidated financial position and results of operations of the Company.

19)—EMPLOYEE POST-RETIREMENT BENEFITS

The Company has been the sponsor of Fundação Forluminas de Seguridade Social—FORLUZ, a non-profit entity with the purpose of providing its associates, participants and their dependants with additional income to supplement the government pension, in accordance with the pension plan to which they are linked.

FORLUZ offers its associates the following supplementary pension plans:

Mixed Benefit Plan—A defined contribution plan for normal retirement and a defined benefit plan for coverage of active participant's disability and death. The Company's contribution is equivalent to the associate's monthly basic contributions and is the only plan available for new participants.

A portion of 30% of the Company's contributions is related to the defined benefit part, covering active participant's disability and death and used to amortize the obligations defined through the actuary's report. The remainder 70% of the Company's contributions are related to the defined contribution part of the plan and is recorded in income as personnel expenses, on the cash basis.

Therefore, the employee post retirement liabilities related to the part of the mixed plan characterized as a defined contribution plan and the respective assets, in the same amount, were not included in the actuary's report and are not presented in this Note.

Settled Benefit Plan ("Plan A")—Includes all retired participants who opted for this plan and the balances, as of the option date, of active participants who opted for migrating from the Defined Benefit Plan to the above-mentioned Mixed Benefit Plan.

Defined Benefit Plan—Benefit plan adopted by FORLUZ until 1998, in which the Federal Government Social Security benefit is supplemented based on the actual average salary of the employee's final years of service to the Company. As of June 30, 2004, 28 active participants and 264 retirees/beneficiaries are enrolled in this plan.

In addition to the pension plans provided by FORLUZ, the Company also pays part of the life insurance premiums for its retirees and of the health care plan for employees, retirees and their dependants. These plans are also managed by FORLUZ.

Amortization of deficit in actuarial reserves

Part of the post-retirement benefit liabilities, in the amount of R$1,552,513, as of June 30, 2004 (R$1,542,854 as of March 31, 2004), was recognized as obligations payable by the Company. These obligations are being amortized through monthly installments, through June 2024, calculated under the fixed-installment system ("Price Table"). Part of these amounts is restated annually according to the salary adjustment index for the Company's employees (not including productivity) included in the defined benefit plan, and part is adjusted according to the IPCA—IPEAD, plus 6% per year.

In case FORLUZ reports a surplus for three consecutive years, such surplus may be used to reduce CEMIG's obligations mentioned in the previous paragraph, as contractually agreed. Therefore, the liabilities and the expenses recognized by CEMIG in connection with the retirement supplementation plan, health care plan and life insurance are adjusted according to the CVM Deliberation No 371 and independent actuary's report.

Changes in net obligations are as follows:

	Pension plan and retirement supplementation	Health care	Life insurance
Net liabilities as of March 31, 2004	1,152,629	216,070	286,882
Expense charged to statement of operations	8,299	8,957	8,968
Contributions paid	(47,731)	(5,006)	(1,688)

Net liabilities as of June 30, 2004	1,113,197	220,021	294,162
Current	192,830	—	—
Long-term	920,367	220,021	294,162

20)—SHAREHOLDERS` EQUITY

The change in shareholders' equity is as follows:

Balance as of March 31, 2004	6,854,992
Net income for the quarter ended June 30, 2004	260,390
Interest on Capital	(200,000)

Balance as of June 30, 2004	6,915,382

On May 31, 2005, the Board of Directors approved the payment of interest on capital in lieu of dividends for the 2004 year in the gross amount of R$200,000. The form and date of payment will be decided by the Board of Directors at an opportune date.

In September 1999, the State of Minas Gerais filed a lawsuit seeking to nullify the shareholders' agreement signed in 1997 with Southern Electric Brasil Participações Ltda.. On August 7, 2001, the Minas Gerais State Court of Appeals declared the shareholders' agreement null and void. Southern Electric Brasil Participações Ltda. appealed the decision which was rejected by the Minas Gerais State Court of Appeals on October 2001. A final decision confirming the Minas Gerais State Court of Appeals was ruled on in December 2003. The decision of the Superior Tribunal de Justiça is subject to a request for amendment and therefore the effectiveness of the shareholders' agreement and control of CEMIG remain subject to further judicial challenge.

21)    ELECTRICITY GROSS SALES

The composition of electricity sales is as follows:

	Consolidated
	(Not reviewed by independent auditors)
	No. of consumers		MWh		R$
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Residential	4,781,874	4,663,858	3,288,542	3,315,583	1,322,038	1,101,002
Industrial	68,098	68,477	11,346,033	10,713,332	1,693,142	1,289,312
Commercial, services and other	526,293	518,266	1,769,384	1,722,015	608,647	485,208
Rural	377,958	351,753	757,218	758,441	167,393	138,353
Public authorities	45,414	44,233	256,401	249,323	84,003	65,722
Public lighting	2,139	2,153	502,994	497,480	104,880	83,138
Public services	7,170	6,897	472,519	480,218	93,970	77,911

Sub-Total	5,808,946	5,655,637	18,393,091	17,736,392	4,074,073	3,240,646
Own consumption	1,310	1,337	27,045	27,443	—	—
Unbilled, net	—	—	—		29,601	73,041

	5,810,256	5,656,974	18,420,136	17,763,835	4,103,674	3,313,687
Supply to other concessionaires	4	4	249,527	103,411	11,680	8,429
MAE transactions	—	—	—	—	7,813	21,318

Total	5,810,260	5,656,978	18,669,663	17,867,246	4,123,167	3,343,434

	Company
	(Not reviewed by independent auditors)
	No. of consumers		MWh		R$
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Residential	4,781,874	4,663,858	3,288,542	3,315,583	1,322,038	1,101,002
Industrial	68,090	68,471	10,851,049	10,351,732	1,654,723	1,260,651
Commercial, services and other	526,293	518,266	1,769,384	1,722,015	608,647	485,208
Rural	377,958	351,753	757,218	758,441	167,393	138,353
Public authorities	45,414	44,233	256,401	249,323	84,003	65,722
Public lighting	2,139	2,153	502,994	497,480	104,880	83,138
Public services	7,170	6,897	472,519	480,218	93,970	77,911

Sub-Total	5,808,938	5,655,631	17,898,107	17,374,792	4,035,654	3,211,985
Own consumption	1,310	1,337	27,045	27,443	—	—
Unbilled, net	—	—	—	—	29,601	73,041

	5,810,248	5,656,968	17,925,152	17,402,235	4,065,255	3,285,026
Supply to other concessionaires	4	4	249,527	103,411	11,680	8,429
MAE transactions	—	—	—	—	7,806	21,318

Total	5,810,252	5,656,972	18,174,679	17,505,646	4,084,741	3,314,773

Through the ANEEL Resolution 83, dated of April 7, 2004, ANEEL published the new energy rates to be charged to CEMIG's consumers, corresponding to an average rate increase of 19.13% to be applied on the energy sales after April 8, 2004. These rates were applied to the energy sales from April 8, 2004 to May 24, 2004.

On May 24, 2004, ANEEL reissued Resolution 83, changing the rates. The Company considers that the new rates informed by ANEEL, representing an average rate increase of 14%, are insufficient to ensure the economic and financial equilibrium of the concession, as contractually agreed. CEMIG has filed a regulatory procedure against ANEEL in order to maintain the average readjustment originally issued through Resolution 83, for the energy sales from April 2004 to April 2005.

Despite the regulatory procedure mentioned above, CEMIG has been applying the rates included in the reissued Resolution 83 of May 24, 2004 on the energy sales from May 25, 2004.

22)  OTHER OPERATING REVENUES

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Gas sales	218,170	114,799	—	—
Use of basic transmission network	124,187	122,940	124,187	122,940
Telecom and cable TV services	28,468	16,341	—	—
Rent and leasing	11,438	9,669	11,438	9,669
Electricity energy services rendered	8,259	8,802	8,155	8,749
Fuel consumption quota	5,856	4,358	5,856	4,358
Regulated service	4,040	3,561	4,040	3,561
Other	523	982	526	982

	400,941	281,452	154,202	150,259

23)  DEDUCTIONS FROM OPERATING REVENUES

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
ICMS (State VAT)	861,396	704,129	820,032	680,184
COFINS (Tax on revenue)	256,600	107,404	245,680	103,204
Emergency capacity charge	140,541	139,228	138,090	137,431
Global reserve for reversion quota—RGR	96,706	71,352	96,253	70,894
PASEP (Tax on revenue)	60,403	58,512	57,735	56,393
Emergency electric energy acquisition charge	11,280	—	11,051	—
Other	1,292	746	240	139

	1,428,218	1,081,371	1,369,081	1,048,245

CEMIG pays the State VAT on the special rate adjustment based on the amounts in power bills.

The Emergency Electric Energy Acquisition Charge refers to costs incurred by Comercializadora Brasileira de Energia Emergencial—CBEE (Brazilian Emergency Energy Trader) in the acquisition of electric energy in January 2004 due to the low level of reservoirs in that time. Those costs were allocated among electric energy final consumers in proportion to their verified individual consumption.

24)—ELECTRICITY PURCHASED FOR RESALE

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Itaipu Binacional	602,771	558,225	602,771	558,225
Initial contracts	46,467	69,325	46,467	69,325
Energy traded on spot market—MAE	55,941	39,428	55,936	39,428
Other	3,897	13,360	3,838	13,360

	709,076	680,338	709,012	680,338

25)—OPERATING PROVISIONS

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Civil customers	30,882	9,272	30,882	9,272
Civil lawsuits	5,920	4,132	5,920	4,132
Allowance for doubtful accounts	21,999	31,160	21,444	29,702
ANEEL administrative proceedings	15,128	—	15,128	—
Special rate adjustment	4,468	20,965	4,468	20,965
Labor claims	5,972	12,066	5,972	12,066
Retirement premium	(1,047)	2,410	(1,047)	2,410
ICMS (State VAT)—Electricity Rationing Plan	7,896	—	7,896	—
Other	9,960	208	9,960	208

	101,178	80,213	100,623	78,755

26)—OTHER EXPENSES

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Rentals and leasing	14,727	8,517	9,763	7,929
Own consumption—Electric energy	8,781	6,043	8,781	5,215
Energy efficiency expenses	9,669	6,472	9,451	6,310
ANEEL inspection fee	8,746	6,736	8,626	6,656
Grants and donations	6,240	5,712	6,233	5,712
Other taxes (real estate, vehicle, etc)	3,540	8,202	3,008	6,669
Concessions	4,094	3,970	3,970	3,605
Advertising	9,457	3,600	9,231	3,371
Electricity generation fuel	5,856	4,286	5,856	4,286
Insurance	2,905	2,825	2,794	1,390
MAE contribution	1,297	1,730	1,297	1,730
Expenses recovery and other, net	2,732	14,856	(2,247)	13,258

	78,044	72,949	66,763	66,131

The fuel costs incurred for the purpose of electricity generation are reimbursed by ELETROBRAS, recorded as other operating revenues.

27)—FINANCIAL INCOME (EXPENSE)

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Financial income:
Investment income earned	52,557	32,700	46,448	24,702
Interest on past-due electricity bills	28,471	25,715	28,471	25,715
Interest and monetary restatement on receivable from State Government	297,532	185,331	297,532	185,331
Allowance for losses related to monetary restatement on receivable from State Government	(169,747)	(103,320)	(169,747)	(103,320)
Monetary restatement of CVA	64,563	52,122	64,563	52,122
Monetary restatement on special rate adjustment	142,841	171,153	142,841	171,153
Monetary restatement on deferred rate adjustment	42,103	—	42,103	—
Foreign exchange gains	24	355,845	—	337,317
Taxes on financial income (PASEP and COFINS)	(35,124)	(38,682)	(34,953)	(38,506)
Gains on financial instruments	1,312	—	1,312	—
Other	13,918	3,415	12,943	7,927

	438,450	684,279	431,513	662,441

Financial expense:
Interest on loans and financing	(180,272)	(150,463)	(175,719)	(144,712)
Monetary restatement on special rate adjustment	(23,503)	(25,819)	(23,503)	(25,819)
Monetary restatement of CVA	(13,492)	(11,078)	(13,492)	(11,078)
Foreign exchange losses	(123,246)	(14,654)	(116,411)	(14,654)
Monetary restatement on loans and financing	(51,200)	(32,110)	(51,200)	(32,110)
Financial transaction tax ("CPMF")	(21,471)	(16,044)	(20,466)	(15,037)
Reversal of valuation provision of marketable securities	—	45,543	—	45,543
Losses on financial instruments	(3,744)	(17,747)	(3,744)	(17,747)
Other	(19,095)	(30,792)	(16,416)	(29,202)

	(436,023)	(253,164)	(420,951)	(244,816)

Interest on capital	(200,000)	—	(200,000)	—

	(197,573)	431,115	(189,438)	417,625

Financial charges and monetary/exchange variations on funds borrowed to finance construction in progress in the first semester of 2004, in the amounts of R$19,168 and R$15,445, respectively, were transferred to property, plant and equipment and investments (R$38,031 of financial charges and R$28,502 of monetary/exchange variations in the first semester of 2003).

28)—VOLUNTARY TERMINATION PROGRAM

The Company's Voluntary Termination Program, available from December 1 to 23, 2003, was joined by 842 employees.

The financial incentive to join the program was a lump sum payment from 0 to 17 times the employees' monthly salaries, according to specific established criteria, mainly the contribution time for the Brazilian federal social security program. According to the defined criteria, the highest incentive, equal to 17 monthly salaries, was granted to male and female employees who contributed to the Brazilian federal social security program during 30 and 25 years, respectively, gradually decreasing for employees whose contribution time is higher or lower. Additionally, CEMIG guarantees a full 6-month payment of the employee life insurance and health plan costs, starting on the termination date.

The Company's Voluntary termination program was reopened from May 24, 2004 to May 25, 2004 and was joined by additional 259 employees.

The program costs, for the period from December 1 to 23, 2003, in the estimated amount of R$77,625, were recorded in 2003 Statement of Operations and the reopening costs, in the amount of R$23,808, were recorded in 2004 Statement of Operations as Personnel expenses.

The employees' terminations have started on January 15, 2004 and will be concluded by January 4, 2005.

29)—PRINCIPAL RELATED-PARTY TRANSACTIONS

The main consolidated balances and transactions with related parties are as follows:

	June 30, 2004		March 31, 2004
	State Government	FORLUZ	State Government	FORLUZ
ASSETS
Current assets
Accounts receivable	20,823	—	20,421	—
Recoverable taxes
ICMS (State VAT)	26,765	—	27,500	—
Other
Advances for welfare benefits	—	—	—	856
Noncurrent assets
Receivable from Minas Gerais State Government	1,018,848	—	946,177	—
Recoverable taxes
ICMS (State VAT)	106,654	—	106,434	—
ICMS (State VAT)—Under discussion with State Government	20,088	—	20,088	—
Accounts receivable from related parties	61,550	—	61,550	—
LIABILITIES
Current liabilities
Taxes payable—
ICMS (State VAT)	175,635	—	157,255	—
Dividends and interest on capital	115,978		71,414	—
Employee post-retirement benefits	—	192,830	—	188,558
Other
Transfer of contributions	—	9,396	—	9,044
Long-term liabilities
Debentures	53,539	—	51,554	—
Reserve for Contingencies—ICMS (State VAT)—Electricity Rationing Plan	7,896	—	—	—
Employee post-retirement benefits	—	1,434,550	—	1,467,023
	June 30, 2004		June 30, 2003
	State Government	FORLUZ	State Government	FORLUZ
STATEMENT OF OPERATIONS
Electricity sales to final consumers	18,389	—	15,231	—
Deductions from operating revenues—ICMS (State VAT)	(861,396)	—	(704,129)	—
Operating provisions—ICMS (State VAT)—Electricity Rationing Plan	(7,896)	—	—	—
Employee post-retirement benefits	—	(53,454)	—	(23,753)
Personnel expenses—Contributions for pension plan—Defined Benefit Plan	—	(21,973)	—	(16,606)
Financial income—
Interest and monetary restatement on receivable from Minas Gerais State Government	297,532	—	185,331	—
Allowance for losses on accounts receivable from Minas Gerais State Government	(169,747)	—	(103,320)	—
Financial expenses—
Monetary restatement on debentures	(3,272)	—	(1,503)	—
Nonoperating expenses—
FORLUZ—Management expenses	—	(3,539)	—	(3,123)

See more information in Notes 4, 6, 9, 16, 17, 18, 19, 23, 25 and 27.

30)—FINANCIAL INSTRUMENTS

The financial instruments used by CEMIG, recorded in its financial statements, are: Cash and cash equivalents, Accounts receivable, Receivable from Minas Gerais State Government, loans, financing and debentures. The gains and losses from these transactions are fully recorded on the accrual basis.

These instruments are managed through monitoring policies and operational strategies focused on liquidity, profitability and safety. The Company operates with banks which meet financial strength and trustworthiness guidelines, according to pre-defined management criteria. The Company's control policy includes continually comparing contracted rates with market rates.

The Company has derivative financial instruments in order to protect its operations from exchange rate risk. The derivative financial instruments are not used for speculative purposes. CEMIG's subsidiaries have no derivative financial instruments.

As of June 30, 2004, the Company has derivative financial instruments ("swaps") with financial institutions, in connection with potential exchange losses resulting from the devaluation of the Brazilian real compared to the U.S. dollar in the amount of US$276,813 thousand and the Japanese yen in the amount of ¥6,738,634 thousand, respectively.

The principal amounts of these derivative financial instruments are not recorded in the balance sheet, since these operations do not demand full cash settlement, but only for gains or losses earned or incurred. The net realized and unrealized losses from these operations from January to June 2004, in the amounts of R$2,432, were recorded in financial expenses (R$17,747 from January to June 2003).

Unrealized gains (losses) from derivative financial instruments are recorded on the accrual basis, which may result in significant differences when compared to the estimated market value of such instruments. The market value represents the present value of future gains and losses on these operations based on market expectations at the time that market value is estimated.

The net gain (losses) from option operations are recorded in the their maturity dates.

The table below summarizes the Company's derivative financial instruments, the unrealized gains (losses) recorded and the respective estimated market value of these instruments as of June 30, 2004:

				As of June 30, 2004
				Unrealized gain (loss)
CEMIG's Rights	CEMIG's Obligations	Maturity	Principal amount (thousands)	Book Value	Market Value
¥ (Japanese Yen) Plus exchange coupon (1.30% to 1.40% per annum)	R$ Linked to CDI (Interbank deposit rate) (106.90% to 107.90%)	From 12/2004 to 04/2005	¥6,738,634	(1,911)	(4,471)

			¥6,738,634	(1,911)	(4,471)
US$ Plus exchange coupon (2.30% to 5.24% per annum)	R$ Linked to CDI (78.00% to 109.00%)	From 09/2004 to 06/2005	US$98,254	4,672	1,690
US$	R$ Linked to CDI (95%)	12/2004	US$40,000	1,324	1,324
US$(Option operations)	R$ Fixed interest rate (11.26% to 14.45 per annum)	From 06/2004 to 12/2004	US$138,559	—	7,853

			US$276,813	5,996	10,867

				4,085	6,396

31)—CORPORATE REORGANIZATION

Under CEMIG's distribution concession agreements, signed in 1997, CEMIG should restructure its operations through the unbundling of its generation, transmission and distribution operations into separate subsidiaries, each wholly owned by CEMIG. According to the concession agreements, CEMIG was to have completed the reorganization process by December 31, 2000, later postponed to September 21, 2002.

On November 11, 2002, ANEEL fined the Company in the amount of R$6,046, because it had not concluded the unbundling. A provision for such fine has been fully recorded. However, the Company believes it has a meritorious defense against any other possible penalties that may be imposed regarding this matter.

As based on the Company's Board of Directors' recommendation, at the meeting on December 18, 2003, CEMIG is developing studies to implement the unbundling of its operations in order to meet the requirements of Provisional Measure 144 of December 11, 2003, converted to Law 10,848 of March 15, 2004, which regulates the Brazilian electric energy model restructuring. As approved in that Law, the Brazilian electric energy companies will have 18 months to conclude their unbundling.

32)—SUBSEQUENT EVENTS

CVM (Brazilian Securities Commission) filed, as of July 19, 2004, the CEMIG's Securities Distribution Program, in a maximum amount of R$1,500,000 and the record, as part of this program, of the CEMIG's third non-convertible debentures issuance, without guarantee nor preference, in the amount of R$400,000, with maturity date 120 months from the respective issuance date.

The mentioned debentures will bear interest at 10.50% per year and will be monetarily restated based on the IGP-M, as defined in the bookbuilding process held at June 23, 2004. The interests will be paid annually and the principal will be paid in the end of 120 months. The debentures subscription is expected to happen at August 2, 2004. The debentures that are not subscribed or paid-in will be cancelled.

The Program and the mentioned issuance had corporate approvals and were authorized by ANEEL.

33)    STATEMENTS OF CASH FLOWS

The individual (Company) and consolidated statements of cash flows for the six-month periods ended June 30, 2004 and June 30, 2003 are presented for additional analysis and are not required as part of the basic interim financial statements.

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
CASH FLOWS FROM OPERATIONS:
Net income for the period	556,813	535,463	556,813	535,463
Items not affecting cash—
Depreciation and amortization	289,717	280,999	266,236	262,256
Disposals of property, plant and equipment, net	12,343	21,385	12,343	21,385
Equity in subsidiaries	—	—	(4,931)	(15,892)
Income on energy transactions at MAE	—	(21,318)	—	(21,318)
Long-term interest and monetary variations, net	(383,649)	(554,442)	(390,972)	(531,727)
Deferred income and social contribution taxes	38,178	87,348	38,105	86,982
Deferred rate adjustment	(299,782)	—	(299,782)	—
Operating Allowances	121,000	48,951	120,445	47,493
Employee post-retirement benefits	53,454	23,753	53,454	23,753
Provision for losses on receivable from Minas Gerais State Government	169,747	103,320	169,747	103,320
Other	(97)	(733)	163	—

	557,724	524,726	521,621	511,715

(Increase) Decrease in assets—
Accounts receivable	(227,867)	(194,886)	(200,940)	(214,005)
Consumers—Special rate adjustment and Parcel "A"	145,842	124,941	145,845	124,941
Recoverable taxes	(14,552)	(62,888)	(9,870)	(60,724)
Other current assets	(10,762)	52,518	(11,882)	53,270
Prepaid expenses—CVA	(37,816)	19,534	(37,816)	19,534
Receivables from Federal Government—revenue losses from low-income consumers	35,449	(44,283)	35,449	(44,283)
Other noncurrent assets	28,851	9,033	28,866	7,288

	(80,855)	(96,031)	(50,348)	(113,979)

Increase (Decrease) in liabilities—
Suppliers	(8,340)	(90,800)	(32,544)	(78,886)
Taxes payable	168,275	288,530	164,278	281,874
Payroll and related charges	(24,555)	9,832	(25,059)	9,994
Regulatory charges	(24,319)	44,667	(24,337)	44,422
Loans, financing and debentures	105,495	(97,524)	105,714	(98,251)
Employee post-retirement benefits	(107,327)	(83,834)	(107,327)	(83,834)
Other	31,980	56,987	30,856	79,227

	141,209	127,858	111,581	154,546
CASH PROVIDED BY OPERATING ACTIVITIES	618,078	556,553	582,854	552,282

	Consolidated		Company
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
CASH FLOWS FROM FINANCING ACTIVITY:
Proceeds from financing	483,815	407,358	483,815	407,358
Payments of loans, financing and debentures	(585,624)	(335,732)	(574,592)	(321,469)
Dividends received from subsidiaries	—	—	18,326	—
Dividends and interest on capital	(8,605)	128	(8,605)	(25)

	(110,414)	71,754	(81,056)	85,864

TOTAL CASH PROVIDED	507,664	628,307	501,798	638,146

CASH USED IN INVESTING ACTIVITIES:
Acquisition of new investments	(74,755)	(128,018)	(100,866)	(179,838)
Additions to property, plant and equipment	(360,526)	(381,794)	(338,152)	(344,978)
Special liabilities—consumer contributions	84,152	33,176	84,152	33,176
Deferred	(141)	(285)		—

	(351,270)	(476,921)	(354,866)	(491,640)

CHANGES IN CASH AND CASH EQUIVALENTS:	156,394	151,386	146,932	146,506

CHANGES IN CASH AND CASH EQUIVALENTS:
At beginning of the period	440,481	122,975	366,390	50,303
At end of year the period	596,875	274,361	513,322	196,809

	156,394	151,386	146,932	146,506

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF CONSOLIDATED OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 COMPARED TO THE SIX-MONTH PERIOD ENDED
JUNE 30, 2003

(Amounts expressed in thousands of Brazilian reais, unless otherwise indicated)

Net Income

The Company and its subsidiaries ("CEMIG") had a net income of R$556,813 in the six-month period ended June 30, 2004 compared to a net income of R$535,463 in the six-month period ended June 30, 2003.

Operating Revenues

Electricity gross sales were R$4,123,167 in the six-month period ended June 30, 2004 compared to R$3,343,434 in the six-month period ended June 30, 2003, representing an increase of 23.32%. This result was primarily due to:

  •
  an average rate increase of 31.53% starting on April 8, 2003 (full effect in 2004);

  •
  an average rate increase of 19.13% starting on April 8, 2004, reduced to 14.00% starting from May 24, 2004;

  •
  a 4.50% increase in volume of electricity sold (excluding own consumption).

Considering the sales to the most representative consumers' classes, industrial and commercial have increased 5.91% and 2.75% respectively. In counterpart, sales to the residential market have decreased 0.82%.

Rate adjustment

ANEEL, through its Resolution 83, dated of April 7, 2004, issued the new electric energy rates to be charged to CEMIG's consumers, representing a 19.13% rate adjustment starting from April 8, 2004.

On May 24, 2004, ANEEL republished such resolution, reducing the rate adjustment to approximately 14.00%.

CEMIG billed its consumers considering the 19,13% rate adjustment from April 8, 2004 to May 24, 2004. After May 25, 2004, CEMIG has been billing its consumers considering the 14.00% rate adjustment.

CEMIG has filed a regulatory procedure against ANEEL in order to maintain the average readjustment originally issued by Resolution 83. Until the conclusion of the regulatory procedure, CEMIG has been applying in its rates, since May 25, 2004, the Resolution 83 reissued values at May 24, 2004.

Deferred rate adjustment

Due to the difference between the 31.53% rate adjustment which CEMIG effectively applied as of April 8, 2003, and the 37.86% rate adjustment it was entitled to apply, a regulatory asset was recorded in counterpart to the operating revenues, in the amount of R$299,782. The amounts recorded as revenue will be collected through an additional percentage to be applied in the rate adjustments from 2004 to 2007.

Operating expenses

The operating expenses were R$2,544,251 in the six-month period ended June 30, 2004 compared to R$2,113,422 in the six-month period ended June 30, 2003, representing an increase of 20.39%. This variation is due primarily to a increase in personnel expenses, operating provisions, employee post-retirement benefits, outside services, use of basic transmission network, gas purchased for resale electricity purchased for resale and energy development account, partially offset by an decrease in fuel usage quota—CCC.

Since October 26, 2001, the differences between the total uncontrollable costs (Parcel "A") considered in the rate adjustment calculation and Company's effective disbursements are compensated in subsequent rate adjustments and are recorded in current and noncurrent assets as prepaid expenses.

CONSOLIDATED OPERATIONAL EXPENSES AS OF JUNE 30, 2004
	Operational expense without CVA effects R$	CVA amounts transferred to the current income (*) R$	CVA amounts excluded from the current income (**) R$	Effective recorded expense in the current income R$
Personnel	423,134	—	—	423,134
Materials	43,233	—	—	43,233
Outside services	166,939	—	—	166,939
Electricity purchased for resale	693,338	25,693	(9,955)	709,076
Depreciation and Amortization	289,717	—	—	289,717
Charges for use of water resources	39,096	8,803	(12,781)	35,118
Operational provisions	101,178	—	—	101,178
Employee post-retirement benefits	53,454	—	—	53,454
Fuel consumption quota—CCC	182,574	(7,688)	(34,292)	140,594
Use of basic transmission network	262,272	23,727	(48,180)	237,819
Gas purchased for resale	142,583	—	—	142,583
Employee profit sharing	21,978	—	—	21,978
Energy development account	107,508	8,210	(14,334)	101,384
Other	78,044	—	—	78,044

Total	2,605,048	58,745	(119,542)	2,544,251

(*)
It refers to the CVA uncontrollable costs which were transferred to the income due to their inclusion in CEMIG's rate adjustment

(**)
It refers to the CVA uncontrollable costs which were not included in CEMIG's rate adjustment calculation and, therefore, were excluded from the income.

The main variations in operating expenses are described below:

Personnel

Personnel expenses were R$423,134 in the six-month period ended June 30, 2004 compared to R$316,324 in the six-month period ended June 30, 2003, representing an increase of 33.77%, due primarily to a salary increase of 16.20% in November 2003, the Titles and Salary Plan (Plano de Cargos e Remunerações—PCR) implemented in 2004 and a R$23,808 provision due to the reopening of the Voluntary Termination Program in May 2004.

Electricity purchased for resale

Electricity purchased for resale expense was R$709,076 in the six-month period ended June 30, 2004 compared to R$680,338 in the six-month period ended June 30, 2003, representing a 4.22% increase. This variation is a result of the increase in expenses for energy purchased from Itaipu, R$602,771 in the six-month period ended June 30, 2004 compared to R$558,225 in the six-month period ended June 30, 2003, representing a variation of 7.98%, partially offset by a 32.97% decrease in the initial contracts expense (R$46,467 in 2004 compared to R$69,325 in 2003).

Depreciation and amortization

Depreciation and amortization expenses did not significantly vary compared to the prior period. Expenses were R$289,717 in the six-month period ended June 30, 2004 compared to R$280,999 in the six-month period ended June 30, 2003, representing a 3.10% increase.

Outside services

Outside services were R$166,939 in the six-month period ended June 30, 2004 compared to R$139,112 in the six-month period ended June 30, 2003, representing an increase of 20.00%, due primarily to the inflation adjustment on communication, maintenance and cleaning service contracts prices.

Employee post-retirement benefits

Employee post-retirement benefit expenses were R$53,454 in the six-month period ended June 30, 2004 compared to R$23,753 in the six-month period ended June 30, 2003, representing an increase of 125.04%. These expenses represent basically the interest on CEMIG's actuarial liabilities, net of expected return on plan assets, estimated by the Company's external actuary.

Operating provisions

Operating provisions were R$101,178 in the six-month period ended June 30, 2004 compared to R$80,213 in the six-month period ended June 30, 2003, representing a 26.14% increase. This increase is primarily due to civil (consumers) lawsuits provisions, which were R$30,882 in the six-month period ended in June 30, 2004 compared to R$9,272 in the same prior period, and to a R$15,128 provision related to ANEEL's administrative proceedings and fines against CEMIG, in the six-month period ended June 30, 2004. This increase was partially offset by decreases on the allowance for doubtful accounts (R$21,999 in the six-month period ended June 30, 2004 compared to R$31,160 in the six-month period ended June 30, 2003) and on the provision for loss on special rate adjustment (R$4,468 in the six-month period ended June 30, 2004 compared to R$20,965 in the six-month period ended June 30, 2003).

Fuel usage quota—CCC

Fuel usage quota expenses were R$140,594 in the six-month period ended June 30, 2004 compared to R$157,490 in the six-month period ended June 30, 2003, representing a reduction of 10.73%. Fuel usage quota refers to operating costs of thermoelectric power plants in the Brazilian energy system prorated among electric concessionaires according to an ANEEL resolution.

Use of basic transmission network

Charges for use of the basic transmission network were R$237,819 in the six-month period ended June 30, 2004 compared to R$156,801 in the six-month period ended June 30, 2003, representing a 51.67% variation. This expense refers to charges due by distribution and generation concessionaires for basic transmission network usage, defined through an ANEEL's resolution. This variation is basically due to a 45.24% rate adjustment since June 30, 2003, according to ANEEL's Resolution 307.

Gas purchased for resale

Gas purchased for resale expenses were R$142,583 in the six-month period ended June 30, 2004 compared to R$76,746 in the six-month period ended June 30, 2003, representing an 85.79% increase. These expenses refer to gas purchased by GASMIG. The variation in these expenses is due to an increase in the acquired gas volume, 371,460 thousand m3 in the six-month period ended June 30, 2004 compared to 199,628 thousand m3 in the six-month period ended June 30, 2003, a 86.08% variation.

Energy development account

The energy development account was R$101,384 in the six-month period ended June 30, 2004 compared to R$37,308 in the six-month period ended June 30, 2003, a 171.75% increase. Such payments are defined by an ANEEL resolution. In 2003, the energy development account only affected the Statement of operations as from April, considering that the costs were recorded under assets as prepaid expenses—CVA.

Financial income (expenses)

The financial income (expense) in the six-month period ended June 30, 2004 was a R$197,573 net financial expense, compared to a R$431,115 net financial revenue in the six-month period ended June 30, 2003. The main factors that impacted the financial items are as follows:

  •
  Investment income of R$52,557 in the six-month period ended June 30, 2004 compared to R$32,700 in the six-month period ended June 30, 2003, representing a 60.72% increase. The variation is a result of the larger investment volume in 2004.

  •
  Revenue from interest and monetary variation on Receivable from Minas Gerais State Government, in the amount of R$127,785 in the six-month period ended June 30, 2004 compared to R$82,011 in the six-month period ended June 30, 2003, net of provision for losses, representing a 55.81% increase. This result was mainly due to the 6.90% IGP-DI (contract index) variation in the six-month period ended June 30, 2004, compared to 4.51% in the six-month period ended June 30, 2003.

  •
  Revenue from monetary variation on deferred rate adjustment in the amount of R$42,103, in the six-month period ended June 30, 2004.

  •
  Net exchange losses of R$123,222 in the six-month period ended June 30, 2004, compared to net exchange gains of R$341,191 in the six-month period ended June 30, 2003, arisen from loans and financing denominated in foreign currencies. In the six-month period ended June 30, 2004, the Brazilian real devaluated 7.56% against the U.S. dollar, compared to a 18.72% appreciation in the same period of 2003.

  •
  Interest and monetary variation on loans and financings in the amount of R$231,472 in the six-month period ended June 30, 2004 compared to R$182,573 in the same prior period. This variation is primarily due to a higher volume of loans and financing outstanding in the first semester of 2004 compared to the first semester of 2003.

  •
  Reversal, in the six-month period ended June 30, 2003, of the provision for valuation of National Treasury Notes, which were denominated in U.S. dollars, in the amount of R$45,543. The National Treasury Notes were sold in December 2003 and therefore did not impact the 2004 statement of operations.

  •
  The Company recorded, as financial expense, the payment of interest on capital in lieu of dividends to the year ended December 31, 2004, in the amount of R$200,000.

Non-operating expenses, net

Non-operating expenses were R$13,783 in the six-month period ended June 30, 2004 compared to R$12,693 in the six-month period ended June 30, 2003, representing a decrease of 8.59%. This variation is primarily due to the deactivation and disposal of CEMIG's fixed assets.

Income and social contribution taxes

CEMIG recorded income and social contribution tax expenses of R$283,590 in the six-month period ended June 30, 2004, representing 44.31% of pre-tax income in the amount of R$640,065. In the same prior period, the income and social contribution tax expenses were R$313,765, representing 36.98% of pre-tax income in the amount of R$848,515. These effective rates are reconciled to the nominal rates in Note 10.

In 2004, CEMIG has obtained a fiscal gain in the amount of R$68,000 due to the register of interest on capital in lieu of minimum mandatory dividends to be paid to its shareholders for 2004 year.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

OTHER RELEVANT INFORMATION

Information not reviewed by independent accountants

CORPORATE GOVERNANCE

CEMIG has strived to implement the best corporate governance practices in order to optimize its performance and offer more protection, through improvements in information disclosed to the markets and to all interested parties, including investors, employees and creditors. These practices mainly involve appropriate disclosure, equitable treatment of shareholders and accountability for the Company's actions.

Highlighted below are practices that CEMIG has already adopted:

  •
  Notices of general shareholders' meetings set forth in detail the meeting's agenda, including relevant items suggested by shareholders, and such meetings are held at convenient dates and times.

  •
  The share register, which sets forth the number of shares owned by each shareholder, can be obtained at any time for a service charge, in accordance with Article 100 of Law 6,404 of December 15, 1976.

  •
  Documentation necessary to evidence the ownership of shares of CEMIG is accurately maintained, in order to permit the participation and vote of its shareholders or their representatives at shareholders' meetings.

  •
  The Board of Directors, which has a unified term, has 14 technically qualified members, 9 of whom have finance, economic, law and accounting experience. The Board of Directors seeks to advise CEMIG's executive officers on ways to maximize return on assets in order to acquire value for the Company.

  •
  In accordance with Law 10,303 of October 31, 2001, and the majority shareholder's decision in accordance with the best corporate governance practices, minority shareholders of preferred shares have elected a member of the Board of Directors.

  •
  Preferred shares have priority in the redemption of capital and participate equally with the common shares in net income. At the Annual Shareholders' meeting of April 30, 2002, the Company's Bylaws were changed and the preferred shares became entitled to a minimum annual dividend equal to the greater of 10% of the preferred capital according to the Brazilian corporate law or 3% of the book value of the preferred shares. The minimum amount of dividends cannot be less than 25% of the adjusted net income for the year, in accordance with Brazilian corporate law.

  •
  On a quarterly basis, the Company discloses to its Fiscal Council reports prepared together with financial statements, which analyze and discuss such financial statements, including related internal and external risk factors.

  •
  In order to avoid conflicts of interest, the Board of Directors does not authorize its public accountants to provide consulting or other services to CEMIG.

  •
  CEMIG provides to the members of its Fiscal Council all information that may be needed to analyze the Company's main issues.

  •
  The Company adopts, in addition to those established by Brazilian corporate law and rules established by the CVM (Brazilian Securities Commission), generally accepted accounting principles of the United States, or US GAAP, in order to prepare financial statements to be filed with the United States Securities and Exchange Commission—SEC.

  •
  The memorandum of suggestions on accounting and internal control procedures provided to CEMIG by its public accountants is submitted to the Board of Directors and to the Fiscal Council in order to evaluate the proposals and adoption of applicable measures.

  •
  Transactions with related parties are disclosed in CEMIG's financial statements.

  •
  CEMIG's investor relations policy seeks to provide access to a wide range of investors through:

  •
  CEMIG's Internet home page, which is accessible to all investors and shareholders, and contains material information related to CEMIG and its operations.

  •
  Broad dissemination of the disclosure of CEMIG's results.

  •
  Live conferences accessible to everyone through CEMIG's Internet home page.

  •
  CEMIG has adopted Level 1 of the corporate governance standards established by BOVESPA (São Paulo Stock Exchange).

  •
  CEMIG has listed depositary receipts on foreign stock exchanges, in New York and Madrid.

  •
  CEMIG regularly pays dividends to its shareholders in accordance with the provisions of its By-laws.

In addition, CEMIG is considering the adoption of additional corporate governance practices that will be disclosed on a timely basis.

FINANCIAL INDICATORS

SHARE VALUE
(Expressed in Brazilian reais per thousand shares)

Item	Unit	June 30, 2004	March 31, 2004	June 30, 2003
Book value		42.67	42.29	38.35
Market value	Common Preferred	33.45 46.20	35.06 50.65	21.10 26.35

LIQUIDITY (excluding special liabilities)

Item	Unit	June 30, 2004	March 31, 2004	June 30, 2003
Current ratio	Ratio	0.80	0.72	0.67
Overall liquidity	Ratio	0.79	0.77	0.70

DEBT LEVEL (excluding special liabilities)

Item	Unit		June 30, 2004	March 31, 2004	June 30, 2003
Total assets		%	56.34	55.62	56.90
Shareholders' equity		%	129.53	125.83	132.63
Permanent assets		%	101.18	97.55	94.71

PROFITABILITY

Item	Unit		June 30, 2004	March 31, 2004	June 30, 2003
Shareholders' equity		%	8.76	4.32	9.43
Return on property, plant and equipment		%	6.99	3.72	6.74
Operating margin		%	25.07	28.60	16.91
Net margin		%	16.40	18.25	21.05

OPERATING INDICES

INSTALLED CAPACITY

	June 30,2004	June 30, 2003
Installed capacity (in MW)	5,842	5,713

EFFICIENCY

		For the six-month period ended
Item	Unit	June 30, 2004	June 30, 2003
MWh (*) per employee	MWh	1,692	1,533
Consumers per employee	No.	527	495

(*)
excludes energy transactions on the spot market

SERVICE QUALITY

		For the six-month period ended
Item	Unit	June 30, 2004	June 30, 2003
Average time needed to restore electricity	Hours	4.22	4.81
Electricity outage time — average per consumer	Hours	5.21	5.12
Outages experienced — average per consumer	No.	3.26	2.91

AVERAGE RATE
(Expressed in Brazilian reais per MWh)

	Including ICMS (VAT)
Description	June 30, 2004	June 30, 2003
Industrial	149.23	120.35
Residential	402.01	332.07
Commercial	343.99	281.77
Rural	221.06	182.42
Others	229.60	184.81
Final Consumers	221.50	182.71

SHAREHOLDERS OWNING MORE THAN 5% OF VOTING CAPITAL
AS OF JUNE 30, 2004

ACIONISTA	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
Minas Gerais State Government	36,116,291,643	50.96	102	—	36,116,291,745	22.27
Other State's entities	229,271,605	0.32	1,207,476,092	1.32	1,436,747,697	0.89

State's Total	36,345,563,248	51.28	1,207,476,194	1.32	37,553,039,442	23.16
Southern Electric Brasil Part. Ltda.	23,362,956,173	32.96	—	—	23,362,956,173	14.41

SOUTHERN ELECTRIC BRASIL PARTICIPAÇÕES LTDA.—CAPITAL COMPOSITION
AS OF JUNE 30, 2004

Item	Name	Number of quotas	%
1	Cayman Energy Traders	321,480,876	91.75
2	524 Participações S/A	28,913,419	8.25

1—Foreign Company

2—Publicly-held Company. Fundo Opportunity Alfa FIA has 99.99% of its capital.

CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND FISCAL COUNCIL MEMBERS INTEREST AS OF JUNE 30, 2004 AND 2003

	NUMBER OF SHARES
	June 30, 2004		June 30, 2003
NAME
	Common	Preferred	Common	Preferred
CONTROLLING SHAREHOLDER	36,345,563,248	1,207,476,194	36,119,657,399	3,030,572,489
BOARD OF DIRECTORS
Wilson Nélio Brumer	—	1	—	1
Djalma Bastos de Morais	—	13,400	—	13,400
Francelino Pereira dos Santos	—	1	—	1
Antônio Adriano Silva	—	1	—	1
Flávio José Barbosa de Alencastro	—	—	—	1
Nilo Barroso Neto	—	1	—	—
Oderval Esteves Duarte Filho	5,099	—	5,099	—
Carlos Augusto Leite Brandão	1,950	—	—	—
Andréa Paula Fernandes	1,950	—	—	—
Antônio Luiz Barros de Salles	1,950	—	—	—
Marcelo Pedreira de Oliveira	—	—	5,099	—
João Bosco Braga Garcia	—	—	5,099	—
Sérgio Lustosa Botelho Martins	—	—	5,099	—
Aécio Ferreira da Cunha	5,866	1,461	5,866	1,461
Francisco Roberto André Gros	—	—	—	1
Firmino Ferreira Sampaio Neto	—	1	—	—
Mário Lúcio Lobato	—	—	5,000	—
José Augusto Pimentel Pessôa	1,950	—	—	—
Maria Estela Kubistscheck Lopes	—	1	—	1
Alexandre Heringer Lisboa	—	1	—	1
Luiz Antonio Athayde Vasconcelos	—	290	—	290
Marco Antônio Rodrigues da Cunha	—	1	—	1
Francisco Sales Dias Horta	—	1	—	1
Guilherme Horta Gonçalves Junior	—	1	—	1
Estácio Gonzaga da Sá	1	1	—	—
Geraldo Dannemann	—	—	1	1
Fernando Teixeira Mendes Filho	1,950	—	—	—
Luiz Felippe Leal da Fonseca Júnior	—	—	1,000	—
Andréa Leandro Silva	1,950	—	—	—
Carlos Suplicy de Figueiredo Forbes	4,079	—	4,079	—
Marc Leal Claassen	—	—	5,099	—
Arnaldo José Vollet	—	1	—	1
Fernando Lage de Melo	—	1	—	1
Eduardo Lery Vieira	—	1	—	1
André Luís Garbuglio	1,000	—	1,000	—
Fernando Henrique Schuffner Neto	—	101,218	—	101,218
Franklin Moreira Gonçalves	—	1	—	1

NUMBER OF SHARES
	June 30, 2004		June 30, 2003
NAME
	Common	Preferred	Common	Preferred
EXECUTIVE OFFICERS
Djalma Bastos de Morais	—	13,400	—	13,400
Francisco Sales Dias Horta	—	1	—	1
Celso Ferreira	—	—	—	—
Flávio Decat de Moura	—	—	—	—
Heleni de Mello Fonseca	—	—	—	—
Elmar de Oliveira Santana	—	—	—	—
José Maria de Macedo	—	112,962	—	112,962
FISCAL COUNCIL
Luiz Guarita Neto	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Luiz Otávio Nunes West	—	—	—	—
Bruno Constantino Alexandre dos Santos	—	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Beatriz Oliveira Fortunato	—	10	—	10
Augusto Cezar Calazans Lopes	—	—	—	—
Ronald Gastão Andrade Reis	—	—	—	—
Marcos Eolo de Lamounier Bicalho	—	—	—	—
Aliomar Silva Lima	—	—	—	—

NUMBER OF SHARES AVAILABLE ON MARKET
(EXCLUDES SHARES OF THE STATE GOVERNMENT)

	Common	%	Preferred	%	Total	%
06/30/2004	34,528,604,675	48.72	90,003,046,505	98.60	124,531,651,180	76.80
06/30/2003	34,754,510,524	49.04	88,179,950,210	96.68	122,934,460,734	75.85

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS—CEMIG
	By:	/s/ FLÁVIO DECAT DE MOURA Name: Flávio Decat de Moura Title: Chief Financial Officer and Investor Relations Officer
Date: August 24, 2004

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BALANCE SHEETS JUNE 30, 2004 AND MARCH 31, 2004 ASSETS (In thousands of Brazilian reais—R$)
BALANCE SHEETS JUNE 30, 2004 AND MARCH 31, 2004 LIABILITIES AND SHAREHOLDERS' EQUITY (In thousands of Brazilian reais—R$)
STATEMENTS OF OPERATIONS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2003 (In thousands of Brazilian reais—R$, except data per thousand shares)
STATEMENTS OF OPERATIONS FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003 (In thousands of Brazilian reais - R$, except data per thousand shares)
NOTES TO THE INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2004 (Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)
  COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG
  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF CONSOLIDATED OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 COMPARED TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2003
  OTHER RELEVANT INFORMATION
  CORPORATE GOVERNANCE
FINANCIAL INDICATORS
OPERATING INDICES
SHAREHOLDERS OWNING MORE THAN 5% OF VOTING CAPITAL AS OF JUNE 30, 2004
SOUTHERN ELECTRIC BRASIL PARTICIPAÇÕES LTDA.—CAPITAL COMPOSITION AS OF JUNE 30, 2004
CONTROLLING SHAREHOLDER, BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND FISCAL COUNCIL MEMBERS INTEREST AS OF JUNE 30, 2004 AND 2003
NUMBER OF SHARES AVAILABLE ON MARKET (EXCLUDES SHARES OF THE STATE GOVERNMENT)
SIGNATURES